Exhibit 99.1

JAGUAR MINING INC.
125 North State Street
Concord, New Hampshire
U.S.A.  03301

MANAGEMENT INFORMATION CIRCULAR

AS AT APRIL 6, 2009

THIS MANAGEMENT INFORMATION CIRCULAR, INCLUDING ALL EXHIBITS HERETO (THE “CIRCULAR”), IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF JAGUAR MINING INC. (THE “CORPORATION” OR “JAGUAR”) OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF HOLDERS OF COMMON SHARES (THE “SHAREHOLDERS”) OF THE CORPORATION OR ANY AND ALL ADJOURNMENTS OR POSTPONEMENTS THEREOF (THE “MEETING”) TO BE HELD AT 4:00 P.M. (EASTERN STANDARD TIME) ON MAY 14, 2009 (THE “MEETING DATE”), AT THE NATIONAL CLUB, 303 BAY STREET, TORONTO, ONTARIO, CANADA.  THE SOLICITATION WILL BE PRIMARILY BY MAIL BUT PROXIES MAY ALSO BE SOLICITED PERSONALLY OR BY TELEPHONE, E-MAIL, INTERNET, FACSIMILE OR OTHER MEANS OF COMMUNICATION BY REGULAR EMPLOYEES, OFFICERS, DIRECTORS AND AGENTS OF THE CORPORATION AT NOMINAL COST.  THE COST OF SUCH SOLICITATION BY MANAGEMENT WILL BE BORNE BY THE CORPORATION.  THE CORPORATION WILL REIMBURSE INVESTMENT DEALERS, BANKS, CUSTODIANS, NOMINEES AND OTHER FIDUCIARIES FOR PERMITTED FEES AND COSTS INCURRED BY THEM IN MAILING SOLICITING MATERIALS TO THE BENEFICIAL OWNERS OF COMMON SHARES (THE “SHARES”) OF THE CORPORATION.  EXCEPT AS OTHERWISE STATED, THE INFORMATION CONTAINED HEREIN IS GIVEN AS OF APRIL 6, 2009.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy Nominees and Deposit of Proxies

The proxy nominees named in the form of proxy accompanying this Circular are officers of the Corporation.  A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT, ATTEND AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THAT FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.  In either case, the proxy must be properly completed, signed, dated and (i) deposited with Computershare Investor Services Inc., the Corporation’s registrar and transfer agent, at the address indicated on the enclosed envelope so that it is received prior to 5:00 p.m. (Eastern Standard Time) on May 12, 2009, or at least 48 hours, excluding Saturday, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or (ii) deposited with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting.

As an alternative to voting in person at the Meeting or delivering a form of proxy as described above, a registered Shareholder (a Shareholder whose name appears on the certificate(s) representing its Shares) may vote by telephone or via Internet.  To vote by telephone, a registered Shareholder must call the toll-free phone number specified on the enclosed form of proxy from a touch tone telephone and, when prompted, enter your Holder Account Number and Proxy Access Number as set out on the form of proxy and then listen for voting instructions.  If a Shareholder’s form of proxy does not contain a Holder Account Number or a Proxy Access Number, you will not be able to vote by telephone. To vote using the Internet, a registered Shareholder must go to the website specified on the enclosed form of proxy, enter the Holder Account Number and Proxy Access Number set out on the form of proxy and then follow the voting instructions on the screen.  If a Shareholder’s form of proxy does not contain a Holder Account Number or a Proxy Access Number, you will not be able to vote via the Internet.

If you vote by telephone or using the Internet, DO NOT complete or return the enclosed form of proxy.  Voting by mail is the only method to vote Shares held in the name of a corporation, or to vote Shares being voted on behalf of another individual.  Voting by mail or using the Internet are the only methods by which a Shareholder may appoint a person as proxy nominee, other than the management proxy nominees named in the form of proxy accompanying this Circular, to attend and act on behalf of the Shareholder at the Meeting.

Non-Registered Shareholders

Only registered Shareholders or their duly appointed proxy nominees are permitted to vote at the Meeting.  You are a non-registered Shareholder if you are a Shareholder whose Shares are registered in the name of an intermediary, such as an investment dealer, bank, trust company, trustee, custodian, or other nominee, or a clearing agency in which the intermediary participates (a “Non-Registered Holder”).

These securityholder materials are being sent to both registered Shareholders and Non-Registered Holders.  If you are a Non-Registered Holder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the securities on your behalf.

Non-Registered Holders who have not objected to their intermediary disclosing certain information about them to the Corporation are referred to as “NOBOs”, whereas Non-Registered Holders who have objected to their intermediary disclosing ownership information about them to the Corporation are referred to as “OBOs”.  In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has elected to send the Notice of Meeting, this Circular and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through intermediaries to the OBOs.  By choosing to send the Meeting Materials directly to NOBOs, the Corporation (and not the intermediary holding Shares on your behalf), has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions.

If you are a NOBO, please complete and return the voting instruction form (as opposed to the form of proxy) accompanying this Circular as specified in the voting instruction form.  The voting instruction form applicable to NOBOs allows for voting by telephone, via the Internet or by mail, depending on the applicable circumstances.

If you are an OBO, the intermediary holding the Shares on your behalf is required to forward the Meeting Materials to you, unless you have waived your right to receive them, and to seek your instructions as to how to vote your Shares in respect of each of the matters described in this Circular to be voted on at the Meeting.  Each intermediary has its own procedures which should be carefully followed by Non-Registered Holders who are OBOs to ensure that your Shares are voted by the intermediary on your behalf at the Meeting.  These procedures may allow for voting by telephone, via the Internet, by mail and/or by facsimile.  The applicable instructions for each such method of voting will be set out in the form of proxy or voting instruction form provided by the intermediary.  Such Non-Registered Holders should contact his or her intermediary and carefully follow the voting instructions provided by such intermediary.  Alternatively, if you are a Non-Registered Holder who is an OBO and wish to vote your Shares in person at the Meeting, you may do so by appointing yourself as the proxy nominee by writing your own name in the space provided on the form of proxy or voting instruction form provided to you by the intermediary and following the intermediary’s instructions for return of the executed form of proxy or voting instruction form.

Revocation of Proxies

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the Shareholder or by his attorney authorized in writing, and deposited either: (i) with the Corporation or Computershare Investor Services Inc. no later than 5:00 p.m. (Eastern Standard Time) on May 13, 2009 or the last business day preceding the day of any adjourned or postponed Meeting; (ii) with the Chairman of such Meeting on the day of the Meeting prior to the commencement of the Meeting; or (iii) in any other manner permitted by law.

VOTING AND EXERCISE OF DISCRETION BY PROXIES

Shares represented by proxy will be voted for or withheld from voting in respect of each of the matters described herein in accordance with the instructions of Shareholders on any ballot that may be called for and, if a Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.  IN THE ABSENCE OF SUCH SPECIFICATION OF VOTING PREFERENCE, SUCH SHARES SHALL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH IN THIS CIRCULAR.  The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting accompanying this Circular, or other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting, the Shares represented by proxies in favour of the proxy nominees named in the form of proxy will be voted on such matters in accordance with the best judgment of such proxy nominee.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Shares.  The Shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE Arca Exchange (“NYSE Arca”) under the symbol “JAG”.  As of April 6, 2009, the Corporation has 77,937,381 Shares issued and outstanding, with each Share carrying the right to one vote.

In accordance with applicable laws, the Board has provided notice of and fixed the record date as of March 30, 2009 (the “Record Date”) for the purposes of determining Shareholders entitled to receive notice of and to vote at the Meeting, and has obtained a list of all persons who are registered holders of Shares at the close of business on the Record Date and the number of Shares registered in the name of each person on that date.  As at the Record Date, the Corporation had 77,937,381 Shares issued and outstanding.  Each Shareholder registered on the list of Shareholders of the Corporation as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each Share registered in his or her name as it appears on the list except to the extent that any such Shareholder has transferred any of his or her Shares after the Record Date and the transferee of those Shares produces properly endorsed Share certificates or otherwise establishes that he or she owns the Shares and demands to the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., not later than 10 days before the day of the Meeting, that his or her name be included in the list.  In such case the transferee will be entitled to vote his or her Shares at the Meeting.

To the best of the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying 10 percent or more of the voting rights attached to any class of outstanding voting securities of the Corporation, as of April 6, 2009.

INTEREST OF CERTAIN PERSONS AND COMPANIES
IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Corporation at any time since the beginning of the 2008 fiscal year, no proposed nominee for election as a director of the Corporation, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

ELECTION OF DIRECTORS

At the Meeting, Shareholders will be asked to re-elect the current six directors (the “Nominees”) to the board of directors of the Corporation (the “Board”).

Unless such authority is withheld, the management nominees named in the accompanying form of proxy intend to vote “FOR” the election of the Nominees.  Management does not contemplate that any of the Nominees will be unable to serve as a director, but, if that should occur for any reason prior to the Meeting, the management nominees named in the accompanying form of proxy reserve the right to vote for another person as a director in their discretion unless authority to vote in the election of directors is withheld.  Each director elected will hold office until the close of business at the next annual meeting of the Shareholders or until his successor is elected or appointed.  To be effective, the resolution must be approved by a majority of the votes cast by Shareholders represented in person or by proxy on the matter at the Meeting.

The table below sets forth (i) the names of the six Nominees, (ii) their present principal occupations, businesses or employments and, for each Nominee not employed by the Corporation, the name and principal business of any such company that employs such Nominee, (iii) the province or state and country where they reside, (iv) all major positions and offices with the Corporation now held by each of them, including committees on which they serve, (v) the periods of their service as directors of the Corporation, and (vi) the number of voting securities of the Corporation or any subsidiary of the Corporation beneficially owned, controlled or directed, directly or indirectly, by each of them.

Nominees to the Board

Name, Principal Occupation (and Company if other than the Corporation) and Province/State and Country of Residence	Position(s) with the Corporation	Director Since	Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed(1)
Andrew C. Burns(2) Independent business consultant Ontario, Canada	Director	August 6, 2004	372,500 stock options 18,428 deferred share units
Gilmour Clausen(3)(4)(5) President and Chief Executive Officer of Augusta Resource Corporation (junior natural resource and mining) Colorado, USA	Director	May 12, 2005	330,000 stock options 18,428 deferred share units
William E. Dow(3) Retired Actuary, formerly with Aetna Life & Casualty (insurance) Connecticut, USA	Director	June 4, 2004	34,238 Shares 290,000 stock options 19,599 deferred share units
Gary E. German(2)(5)(6) President, Falcon Strategy and Management Co. (mining consultant and engineer) Ontario, Canada	Director and Chairman	September 26, 2003	48,076 Shares 510,000 stock options 36,855 deferred share units
Anthony F. Griffiths(2)(3)(6) Independent business consultant Ontario, Canada	Director	May 20, 2004	59,675 Shares 380,000 stock options 18,428 deferred share units
Daniel R. Titcomb Chief Executive Officer and President of the Corporation New Hampshire, USA	Director, Chief Executive Officer and President	June 6, 2003	173,097 Shares 246,800 Shares(7) 950,000 stock options 240,000 share appreciation rights

(1)	The information as to Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective Nominees individually.

(2)	Member of the Audit Committee. Mr. Burns is Chairman of the Audit Committee.

(3)	Member of the Corporate Governance Committee. Mr. Dow is Chairman of the Corporate Governance Committee.

(4)
Mr. Clausen is a resident Canadian within the meaning of the Business Corporations Act (Ontario).  Prior to March 2005, Mr. Clausen was the Executive Vice President, Mining, of Washington Group International Inc., a provider of integrated engineering, construction and management services.

(5)	Member of the Health, Safety and Environmental Committee. Mr. Clausen is Chairman of the Health, Safety and Environmental Committee.

(6)	Member of the Compensation Committee. Mr. Griffiths is Chairman of the Compensation Committee.

(7)	Held by the Dow-Titcomb Irrevocable Family Trusts (the “Titcomb Trusts”) of which Mr. Titcomb is a Trustee with sole authority to vote the Shares held by the Titcomb Trusts.

Except as set forth in the last two paragraphs of this section:

(a)
no Nominee is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive dates (each an “order”) that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that Nominee was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
no Nominee is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
no Nominee has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; and

(d)	no personal holding company of any Nominee is or has been, as applicable, subject to the foregoing during the applicable time periods.

Messrs. Dow and Titcomb are directors of Brazilian Resources, Inc. (“Brazilian”).  Mr. Dow is Chairman of Brazilian and Mr. Griffiths was a director of Brazilian until June 30, 2004.  The Ontario Securities Commission, the British Columbia Securities Commission and the Alberta Securities Commission issued cease trade orders against Brazilian on May 3, May 9 and August 24, 2007, respectively, because of its late filing of annual financial statements and management’s discussion and analysis for the financial year ended December 31, 2006 and, in the case of the Alberta Securities Commission cease trade order, additionally because of its late filing of interim financial statements and management's discussion and analysis for the interim quarter ended March 31, 2007. Brazilian filed such financial statements and management’s discussion and analysis on October 17, 2007, and the Ontario Securities Commission, the British Columbia Securities Commission and the Alberta Securities Commission lifted the cease trade orders in December 2007.  The Ontario Securities Commission issued a temporary cease trade order against Brazilian on May 10, 2006 because of its late filing of annual financial statements and management’s discussion and analysis for the year ended December 31, 2005.  Brazilian filed such financial statements and management's discussion and analysis on May 19, 2006, and the Ontario Securities Commission lifted the temporary cease trade order on May 24, 2006.  The Ontario Securities Commission issued a cease trade order against Brazilian on December 6, 2005 because of its late filing of interim financial statements and management’s discussion and analysis for the interim quarter ended September 30, 2005.  Brazilian filed such financial statements and management’s discussion and analysis on January 5, 2006, and the Ontario Securities Commission lifted the cease trade order on January 17, 2006.  On June 10, 2003 the TSX-V suspended trading of Brazilian’s common shares as a result of a cease trade order issued by the British Columbia Securities Commission, and subsequently, the Ontario Securities Commission for failure to file financial statements on a timely basis.  These cease trade orders were lifted by the British Columbia Securities Commission on July 8, 2003, and by the Ontario Securities Commission on July 29, 2003.  The TSX-V trading suspension was lifted on October 16, 2003. A temporary cease trade order was issued by the Ontario Securities Commission on June 10, 2001 for Brazilian relating to management and insiders.  This order was rescinded on July 30, 2001.

Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies’ Creditors Arrangement Act (Canada) (“CCAA”).  During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements.  Mr. Griffiths was a director of Consumers Packaging Inc. when it was placed in liquidation under the protection of the CCAA in 2001.  Mr. Griffiths was a director of Slater Steel Inc., which operated under the protection of the CCAA in an orderly wind-down and realization in 2004.  PricewaterhouseCoopers LLP was appointed receiver without security of all of the company’s property, assets and undertakings in 2004.

APPOINTMENT AND REMUNERATION OF AUDITOR

Management proposes to reappoint KPMG LLP, Chartered Accountants (“KPMG”), as the auditors of the Corporation and proposes that the Shareholders authorize the directors to fix the remuneration of the auditors.  Unless such authority is withheld, the management proxy nominees named in the accompanying form of proxy intend to vote “FOR” the reappointment of KPMG as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.  KPMG has acted as the Corporation’s auditors since March 2002.  To be effective, such resolution must be approved by a majority of the votes cast by Shareholders represented in person or by proxy on the matter at the Meeting.

CONFIRMATION OF AMENDMENT AND RESTATEMENT OF BY-LAW NO. 2

At the Meeting, Shareholders will be asked to consider, and if thought appropriate, confirm a resolution passed by the Board on March 18, 2009 that amended and restated By-Law No. 2.

In light of amendments to the Business Corporations Act (Ontario) (the "OBCA") enacted over the past two years, the Corporation performed a review of its By-Law and concluded that it would be beneficial to implement an amended and restated By-Law in order to, (i) maintain consistency with the OBCA, and (ii) implement a number of clarifications deemed beneficial by the Corporation.

The material amendments to the By-Law are summarized below.  The foregoing is only a summary of the material changes and does not reflect all the changes to By-Law No. 2.  Shareholders are encouraged to review the full text of the amended By-Law which is attached as Exhibit A to this Circular.

•
Consistent with the OBCA, the requirement that a majority of the directors of a corporation be resident Canadians has been amended to require that at least 25% of the directors be resident Canadians.  Further, the requirement that a majority of directors at a meeting of the Board be resident Canadians to satisfy quorum has been removed;

•	The conditions governing qualification of directors have been amended to reflect current requirements under the OBCA;

•
The indemnification provisions of By-Law No. 2 have been amended to reflect expansion of indemnification under the OBCA.  Indemnification is now extended to individuals who acted at the Corporation's request as a director or officer or in a similar capacity of another entity.  Further, the scope of indemnifiable events has been expanded to include any investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.  Indemnification will not be provided if the individual did not act honestly and in good faith with a view to the best interests of the Corporation or other entity, as the case may be;

•
Consistent with the OBCA, the record date for determining shareholders entitled to receive notice of a meeting of shareholders has been amended.  Such date may not precede the date of the meeting by more than 60 days (instead of 50) or less than 30 days (instead of 21);

•
Under the amended By-Law, only shareholders included on a list prepared by the Corporation no later than 10 days after the record date are now entitled to vote at a shareholder meeting.  Previously, the OBCA contained provisions allowing for transferees of shares to vote in certain circumstances; and

•	The list of powers that the Board may properly delegate has been amended to be consistent with the provisions of the OBCA.

Pursuant to the OBCA, the amended By-Law as approved by the Board must be confirmed by the Shareholders at the Meeting.  To be effective, the resolution must be approved by the majority of the votes cast by Shareholders represented in person or by proxy at the Meeting.  If the amendments are not confirmed by the Shareholders, the amendments will cease to have effect.

The Board unanimously recommends a vote "FOR" the confirmation of the amendment and restatement of By-Law No. 2. In the absence of contrary instructions, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote "FOR" the resolution.

STATEMENT OF EXECUTIVE COMPENSATION

The purpose of this section is to describe the compensation of each of the Chief Executive Officer, Chief Financial Officer and each of the Corporation’s other three most highly compensated executive officers for the 2008 financial year, the Named Executive Officers (“NEOs”) as required by Form 51-102F6 under National Instrument 51-102 - Continuous Disclosure Obligations.  Daniel R. Titcomb as Chief Executive Officer, James M. Roller as Chief Financial Officer, Lúcio Cardoso as Chief Operating Officer, Adriano Nascimento as Vice President of Exploration and Engineering, and Robert C. Zwerneman as Vice President of Corporate Development and Director of Investor Relations  are all of the NEOs for 2008.

Compensation Discussion and Analysis

The Board administers the Corporation’s executive compensation policy with advice from the Compensation Committee.  The Compensation Committee is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of certain of the Corporation’s executive officers.  The Compensation Committee ensures that total compensation paid to all NEOs is fair, reasonable and consistent with the Corporation’s compensation philosophy.  Mr. Zwerneman’s compensation is determined by the Chief Executive Officer with the advice of the Compensation Committee.  Any reference herein to the Compensation Committee or the Board determining NEO compensation will be deemed to include the qualification of the preceding sentence with regard to Mr. Zwerneman.

For additional details regarding the Compensation Committee, see “Board Committees - Compensation Committee” under “Corporate Governance Disclosure” below.

The Corporation's compensation policy is based on the following fundamental principles:

•	Executives should receive compensation that is competitive in value and structure with companies of similar size and statute, but the Corporation should not pay excessively;

•	The compensation policy should attract and retain individuals who are well qualified, experienced, and who will perform according to their individual and corporate objectives;

•
Emphasis should be placed on providing executives with incentive to accomplish what is right and in the best interests of the Corporation instead of copying the compensation actions of competitors and others companies in the industry; and

•
Compensation should be based on the Board's consideration of the Corporation's desired performance and the recommendations of the Compensation Committee instead of developing specific formulae that assign weighting to each element of compensation.

The objectives of the compensation policy were developed based on these fundamental principles and are as follows:

•	Ensure the goals and performance objectives of the NEOs are aligned with maximizing long term shareholder value;

•	Provide compensation that is significantly performance based, linking compensation criteria directly to operation and market performance of the Corporation;

•
Short term compensation is to consist of base salary and performance bonus components (Short Term Incentive Plan) and executive performance bonuses are only awarded if the Corporation meets certain goals generally and the executive specifically; and

•
Long term compensation is to consist of stock options and share based compensation.  Share based compensation is to be accomplished through a Restricted Share Unit Plan and Share Appreciation Rights Plan for NEOs and Deferred Share Unit Plan for directors.

The Compensation Committee reviews industry standards and considers the recommendations of consultants in developing compensation recommendations for executive officers.  The Compensation Committee has since 2005 retained 3XCD Inc. (“3XCD”), compensation consultants, to review compensation of the Corporation’s executive officers.  In 2008, the Corporation also engaged Mercer (Canada Limited) (“Mercer”) to conduct a competitive bench marking review for the Corporation’s NEOs and independent directors.  The decisions reached by the Corporation may reflect factors and considerations other than the information provided by 3XCD or Mercer.

The data reviewed by the Compensation Committee is related to compensation levels and programs of various companies that are similar in size to the Corporation and operate within the mining and exploration and development industry, prior to making its decisions.  These companies are used as the Corporation’s primary peer group because they have similar business characteristics or because they compete with the Corporation for employees and investors.  Such companies include Alamos Gold Inc., Aurizon Mines Ltd., Eldorado Gold Corp., Iamgold Corp., Northgate Minerals Corp., Red Back Mining Inc., and Western Goldfields Inc.  The Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in assessing compensation levels.  The Compensation Committee also maintains and utilizes knowledge regarding best compensation practices of public companies generally.

Short Term Compensation

Base Salary

The Compensation Committee and the Board approved the salary ranges for the NEOs.  The base salary amount for each NEO is determined by reference to an assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as management effectiveness, experience, responsibility and proven or expected performance of the particular individual.  Comparative data for the Corporation’s peer group is also accumulated from a number of external sources including the independent consultant 3XCD and Mercer in 2008.  The Compensation Committee, using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all NEOs.  It became the policy of the Corporation in 2008 that annual base salary determined in 2008 would be effective until June 30, 2009 and thereafter annual base salary compensation would be determined as of each successive July 1.

Effective October 1, 2003, the Corporation entered into a written employment agreement with Daniel R. Titcomb to serve as Chief Executive Officer and President of the Corporation.  The agreement, as amended, entitles Mr. Titcomb to an annual salary and consideration for subsequent annual increases in base salary consistent with comparable companies and industry practice.  In 2008, the Board, on recommendation by the Compensation Committee, increased Mr. Titcomb’s annual base salary from Cdn.$371,000 to Cdn.$412,000 effective for 2008 and through June 30, 2009.

Since October 1, 2003 and including in 2008, the Corporation has had a written agreement with IMS Engenharia Mineral Ltda. (as successor to IMS Empreendimentos Ltda.) (as the context may require, “IMS”) pursuant to which, among other things, Lúcio Cardoso served as Vice President of Operations and Adriano Nascimento was Vice President of Exploration and Engineering.  The Agreement with IMS was restated on October 1, 2008 to provide that Mr. Cardoso would serve as Chief Operating Officer, with Mr. Nascimento continuing in his capacity as Vice President of Exploration and Engineering.  During the period of January 1 to September 30, 2008, during which Mr. Cardoso served as Vice President of Operations, his annual base salary was determined by the Board to be US$245,000 and for the balance of 2008 (and through June 30, 2009) while serving as Chief Operating Officer his annual base salary was determined to be US$300,000 for a total of US$254,167 paid to him in 2008.  The Board determined the annual base salary for Mr. Nascimento at US$260,000 effective for 2008 and through June 20, 2009. Effective March 1, 2005, the Corporation entered into a written employment agreement with James M. Roller to serve as Chief Financial Officer of the Corporation.  The agreement, as amended, entitles Mr. Roller to an annual salary and consideration for subsequent annual increases in base salary consistent with comparable companies and industry practice.  In 2008, the Board, on recommendation of the Compensation Committee, increased Mr. Roller’s annual base salary from Cdn$194,400 to Cdn$244,000 effective for 2008 and through June 30, 2009.

Effective October 19, 2006, the Corporation entered into a written employment agreement with Robert C. Zwerneman to serve as Director of Investor Relations.  The agreement entitles Mr. Zwerneman to an annual salary and consideration for subsequent annual increases in base salary consistent with comparable companies and industry practice.  On March 25, 2008, the Board, on recommendation by the Compensation Committee, promoted Mr. Zwerneman to Vice President of Corporate Development and Director of Investor Relations.  In conjunction with Mr. Zwerneman’s promotion his salary was increased in 2008 to US$210,000. The salaries paid to NEOs in 2008 are set forth in the “Summary Compensation Table” below.

 Short Term Incentive Plan

The Corporation has developed a Short Term Incentive Plan (“STIP”) to motivate and award executives for the achievement of short term corporate goals.  With the advice and assistance of 3XCD, the Corporation has developed a set of performance criteria for assessing each NEO.  The Board approves targeted amounts of STIP for each NEO at the beginning of each financial year.  The principal objectives or targets under the STIP include qualitative, production, production costs, financial, timeliness of projects, upgrade of resources to reserves, new resource discovery and share liquidity components.  The targeted amounts determined by the Compensation Committee take into account an assessment of compensation levels within the Corporation’s peer group.  The Corporation believes that these components while established annually, also address sustained corporate performance.  It is also a corporate belief that payouts are capped at reasonable amounts so as not to encourage corporate performance that is so annual focused that it brings harm to long term viability.

The employment and IMS agreements of the NEOs, each provide that the respective NEOs are entitled to participate in the Corporation’s STIP.  The table below sets forth the percentage of the amount attributed to quantitative and qualitative measures for each NEO.

NEO	Qualitative %	Quantitative %
Daniel R. Titcomb	25	75
James M. Roller	50	50
Lúcio Cardoso	40	60
Adriano Nascimento	67	33
Robert C. Zwerneman	33	67

The quantitative targets or performance are based on corporate results such as market capitalization, ounces of gold sold and operating costs.  Qualitative performance measures are based on the executive’s role and individual performance such as relationships with key stakeholders and achievement of operating and development objectives.  An executive that satisfies his performance target will receive a specific payment measure.  The Corporation recognizes that in many instances 90% achievement of a quantitative goal will increase value for Shareholders.  In addition, the Corporation recognizes that performance exceeding the quantitative goal is greatly desirable and will be of benefit to the Corporation and its Shareholders by creating the opportunity to capture market capitalization not yet realized through net asset valuation and other factors.  In this regard, performance up to 10% below or above the particular quantitative goals will result in a partial payment (if below target performance) or an above target payment (if in excess of target performance) rather than target incentive payment.  In 2008, each of the NEOs was eligible to receive a STIP award in respect of each respective NEOs performance during the 2007 year.  The STIP awards paid to the NEOs in 2008 are set forth in the “Summary Compensation Table” below.

Long Term Incentive Compensation

Stock Options

The Corporation adopted a Stock Option Plan (the “Stock Option Plan”) in 2003 that remains in effect. Pursuant to the Stock Option Plan, stock options to purchase Shares may be granted by the Board in its discretion to directors, officers, employees and consultants of the Corporation and its subsidiaries in order to sustain a commitment to long-term profitability and to maximize Shareholder value.  Grants of options are based on a variety of factors, such as the need to attract or retain key individuals, competitive market conditions and internal equity.  The amounts and terms of outstanding stock options and the number of outstanding Shares are taken into account from time to time when determining whether and how many new option grants are made. Management of the Corporation believes that security based compensation arrangements and similar plans are a critical component of the Corporation's compensation arrangements and are necessary and vital to attracting and retaining key individuals.  The Corporation does currently have other Share based compensation arrangements though no Shares are issuable under any of these plans.  See “Restricted Share Unit Plan, Share Appreciation Rights Plan and Deferred Share Unit Plan sections” below.

No stock options were issued or granted to any NEOs or directors in 2008.

The number of stock options that are issuable under the Stock Option Plan as of April 6, 2009 is 445,212.  See Incentive Plan Awards Table below for options granted prior to 2008 to current NEOs.

The Corporation is furnishing the following information concerning the Stock Option Plan as required by Section 613(g) of the TSX Company Manual.

(i)           The Stock Option Plan permits the granting of stock options to directors, officers and employees of, and consultants to, the Corporation and its subsidiaries.

(ii)           Options to purchase an aggregate of 10,500,000 Shares are authorized for issuance pursuant to the Stock Option Plan.  As of April 6, 2009, a total of 10,691,104 stock options had been granted, of which 636,319 had expired without being exercised.  Of the stock options that had been granted as of such date 3,010,772 stock options had been exercised.  Therefore, as of April 6, 2009, a total of 7,044,013 Shares remain issuable under outstanding options.  The 10,054,785 Shares issued or issuable upon exercise of the options equal approximately 12.9% of the outstanding Shares as of April 6, 2009.

(iii)           The Stock Option Plan sets the following limitations: (a) the number of Shares issued to insiders within a one-year period may not exceed 10% of the outstanding Shares, and (b) the number of Shares issued to any one insider or such insider’s associates within a one-year period may not exceed 5% of the outstanding Shares.

(iv)           The number of stock options that are reserved for issuance to any one person under the Stock Option Plan may not result in such person beneficially owning in excess of 5% of the outstanding Shares, which as of April 6, 2009, is 3,199,114 Shares.

(v)           The exercise price for Shares issued upon exercise of stock options is equal to the weighted average trading price of the Shares for the ten (10) trading days immediately preceding the grant of the option on which trading actually occurred or, alternatively, the Board may in its discretion set the exercise price as the price of the Shares on the last day preceding the date of grant, subject to the approval of the TSX, if required. For the purposes of determining the exercise price under the Stock Option Plan, the TSX is deemed to be the principal exchange on which the Shares are listed and posted for trading.

(vi - viii)  The Corporation currently has no security purchase arrangement and no stock appreciation right plan that could result in the issuance of Shares.

(ix)           In general, vesting requirements for options issued pursuant to the Stock Option Plan are left to the discretion of the Board.  The Board frequently grants options to employees with a certain percentage vested upon the date of grant and another percentage or percentages vesting upon later dates subject to continued employment of the employee.  No options were granted to NEOs in 2008.  Under the Stock Option Plan, options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than one-quarter of the options vesting during any three-month period.

(x)           The maximum term of options granted pursuant to the Stock Option Plan is five years.  The Board may in its discretion issue options with a term of less than five years.  In addition, in the event the option would otherwise expire during or within ten (10) business days following the period in which trading of securities of the Corporation by the option holder is restricted pursuant to (i) securities regulatory requirements, (ii) the Corporation’s written policies, or (iii) a trading blackout imposed on the option holder by the Corporation, such expiry date may be extended to the date that is the tenth (10th) business day following the date of expiry of such period.

(xi)           Unless the grant is subject to vesting limitations established by the Board, an optionee’s entitlement to exercise the option will cease only in certain circumstances.  Options granted to an optionee who is a director, senior officer, employee, management company employee or consultant of or to the Corporation expire ninety (90) days after the optionee ceases to hold one of those positions, except that options granted to an optionee who is engaged in investment relations activities expire thirty (30) days after the optionee ceases to be employed to provide such activities.  Further, any options granted under the Stock Option Plan that are transferred by will or the law of descent and distribution are exercisable by a holder’s heirs or administrators for a period of only one year from the holder’s death.

(xii)           Options granted pursuant to the Stock Option Plan are personal and may not be transferred or assigned by the holder except by will or the laws of descent and distribution and may be exercisable during the holder’s lifetime only by the holder.  Options are only exercisable by a holder’s heirs or administrators for a period of one year after the holder’s death.

(xiii)           The Stock Option Plan may be amended by the Board without the consent of the Shareholders generally to (i) ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange, (ii) make amendments of a “housekeeping” nature, (iii) change the vesting provisions of the Stock Option Plan or any option there under, (iv) change the termination provisions of the Stock Option Plan or any option which does not entail extension beyond the originally scheduled expiry date for that option, and (v) to add a cashless exercise feature.  In addition to such amendments as may require Shareholder approval under applicable law, the approval of the Shareholders will generally be required for the following amendments:  (a) any amendment to the amendment procedure set out in the Stock Option Plan which is not an amendment within the nature of (i) and (ii) above, (b) any increase in the maximum number of Shares issuable under the Plan, (c) any reduction in the option price or extension of the period during which an option may be exercised, (d) to permit the repricing of options, (e) the cancellation and reissue of any option, (f) any amendment to the eligible participants under the Stock Option Plan that would permit the introduction or reintroduction of non-employee directors to participate under the Stock Option Plan on a discretionary basis, and (g) that would permit options to be transferred or assigned other than for normal estate settlement purposes.

(xiv)           Under the terms of the Stock Option Plan, the Board in its discretion may provide financial assistance to participants to facilitate the exercise of options.

(xv)           There are currently no entitlements previously granted under the Stock Option Plan that remain subject to ratification by the Shareholders.

Restricted Share Units

On November 5, 2008, the Board approved the adoption of a Restricted Share Unit (“RSU”) Plan for senior officers, employees and consultants of the Corporation and its subsidiaries.  An RSU is a unit equivalent in value to one common share based on the Market Price, which is the weighted average of the Corporation share price during the ten (10) trading days on the TSX or the NYSE Arca prior to the vesting date.  Upon vesting of an RSU, the participant will be entitled to receive a payment in cash, less any applicable withholdings, equal to the Market Price multiplied by the number RSUs then vesting.  The RSU Plan does not permit for the issuance of Shares upon vesting of an RSU.

RSUs may vest at a specific date that is designated by the Board or if one or more performance events or criteria are met within a time period designated by the Board.  The vesting date can be no later than the end of the third calendar year following the year of the RSU grant.

If a participant voluntarily resigns or is terminated for cause, all RSUs granted to the participant that have not vested will automatically terminate. Upon the death, retirement or termination other than for cause of a participant, all RSUs granted to the participant will vest immediately regardless of whether other conditions of the grant have been met.  Upon a change of control of the Corporation, all RSUs will vest and be paid out immediately prior to the effective date of the change of control.

In 2008, 60,000 RSUs were granted to Mr. Cardoso and 40,000 to Mr. Nascimento, in each case vesting on November 4, 2011.

See Outstanding Share-Based Awards and Option-Based Awards table below for further information regarding issuance of RSUs to NEOs.

Share Appreciation Rights

On November 5, 2008, the Board adopted a Share Appreciation Rights (“SAR”) Plan for senior officers, employees or consultants.  A SAR entitles the participant to receive a bonus equal to the appreciation in the price of the Shares over a specified period.  A SAR is similar to a stock option, except that the participant is not required to pay the exercise price.  The Board will determine at the time of the grant the number of SARs to be granted and the terms and conditions upon which the SARs will vest.  The Board may select vesting either at a specific date that is designated by the Board or if one or more performance criteria are met within a time period designated by the Board payment of vesting.  Following the vesting of an SAR, the participant will have until December 31 in the year of vesting in which to exercise the right to redeem the SAR, and receive a payment in cash, less applicable withholdings, equal to the market price of the Shares prior to the payout date elected by the participant minus the market price of the Shares on the date that the SAR was granted to the participant.

If a participant voluntarily resigns or is terminated for cause, all SARs granted to the participant that have not vested will automatically terminate.  Upon the death, retirement or termination other than for cause of a participant, all SARs granted to the participant will vest immediately regardless whether other conditions of the grant have been met.  For the United States participants payment will be made six (6) months after the date of retirement or termination.  Upon a change of control of the Corporation, all SARs will vest and be paid out immediately prior to the effective date of the change of control.

In 2008, 240,000 SARS were granted to Mr. Titcomb, 160,000 SARs to Mr. Roller and 125,000 SARs to Mr. Zwerneman, in each case vesting on November 4, 2011.

See Outstanding Share-Based Awards and Option-Based Awards table below for further information regarding issuance of SARs to NEOs.

Employee Benefits

Each of the NEOs is entitled to receive other benefits during the term of his employment, which may include all or some of health, dental and vision insurance, an automobile allowance, vacation, sick leave, term life insurance equal to three times base salary and disability insurance.  For further details, see the “Summary Compensation Table” under “Statement of Executive Compensation” below.

Performance Graph

The following graph compares the cumulative total shareholder return for Cdn.$100 invested in Shares of the Corporation since October 16, 2003, the date on which the Shares began trading on the TSX Venture Exchange, with the cumulative total return of the S&P/TSX Composite and S&P/TSX Composite Gold (Sub industry) Indices.

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Jaguar Mining
S&P/TSX Composite Closing Index Value
S&P/TSX Composite Gold Index

From January 1, 2006 to December 31, 2008, the share price of the Corporation has increased 9.3%, compared to a decrease in the S&P/TSX Composite of 25.8% and an increase in the S&P/TSX Composite Gold of 21.4% during the corresponding period. During the period, the aggregate compensation of the CEO and CFO decreased by 32.2%.  While the average base salary of both the CEO and CFO has increased each year during this three-year period, the value of options and/or share based awards declined significantly in 2008 as compared to 2006 and 2007.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Corporation during the year ended December 31, 2008.

Name and principal position	Year	Annual Compensation			Non-equity incentive plan compensation
		Salary	Share-based awards(5)	Option-based awards	Annual incentive plans	Long-term incentive plans	401(k)	All other compensation	Total compensation(11)
		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)

(a)	(b)	(c)	(d)	(e)	(f)	(f)	(g)	(h)	(i)
Daniel R. Titcomb, Chief Executive Officer and President	2008	$413,464	$6,000	Nil	Nil	Nil	$6,632(6)	$345,852(7)(8)	$771,948
James M. Roller, Chief Financial Officer	2008	$244,867	$4,000	Nil	Nil	Nil	$9,189(6)	$140,171(7)(8)	$398,227
Lúcio Cardoso(1), Chief Operating Officer	2008	$258,750(3)	$10,915	Nil	Nil	Nil	Nil	$92,909(7)(9)	$362,574
Adriano Nascimento, Vice President of Engineering and Exploration	2008	$260,000	$7,277	Nil	Nil	Nil	Nil	$49,020(7)(9)	$316,297
Robert Zwerneman(2), Vice President of Corporate Development and Director of Investor Relations	2008	$247,500(4)	$3,125	Nil	Nil	Nil	$9,536(6)	$108,779(8)(10)	$368,940

(1)	Mr. Cardoso was promoted from Vice President of Operations to Chief Operating Officer effective September 30, 2008.

(2)	Mr. Zwerneman was promoted from Director of Investor Relations to Vice President of Corporate Development and Director of Investor Relations in 2008.

(3)
Mr. Cardoso was Vice President of Operation from January 1, 2008 through September 30, 2008 and paid  a salary of US$183,750.  He  was promoted to Chief Operating Officer on October 1, 2008 and was paid US$75,000 from October1, 2008 through December 31, 2008.

(4)	Mr. Zwerneman was paid an incentive for a prior year equal to US$37,500.

(5)
The Corporation has calculated the “grant date fair value” amounts for SAR and RSU awards that call for settlement in cash in column (d) based upon the number of SARs granted times the difference between share price and  the option price for SARs and the number of  units granted times the share price for RSUs. The “grant date fair value” is accrued over the service period of three years.

(6)
Employer’s contribution to the officer’s account in the Jaguar 401K savings plan (US$6,296 plus US$335 Admin fee for Mr. Titcomb, US$8,853 plus US$336 admin fee for Mr. Roller, and US$9,200 plus US$336 admin fee for Mr. Zwerneman).

(7)
All other compensation is bonuses paid in 2008 with respect to the 2007 calendar year.  For bonuses paid in 2008, Mr. Titcomb received 87.5% of his eligible bonus, Mr. Roller received 64.5% of his eligible bonus, Mr. Cardoso received 32% of his eligible bonus, Mr. Nascimento received 15% of his eligible bonus and Mr. Zwerneman received 60% of his eligible bonus.

(8)
This amount includes the premium for certain officers’ term life insurance policy (US$4,854 for Mr. Titcomb and US$2,060 for Mr. Roller), the premium for certain officers’ disability life insurance policy (US$8,744 for Mr. Titcomb, US$5,627 for Mr. Roller, and US9,779 for Mr. Zwerneman), an employer’s contribution to certain officers’ health savings account (Nil for Mr. Titcomb and Nil for Mr. Roller and an automobile allowance for certain officers (US$11,006 for Mr. Titcomb and US$8,400 for Mr. Roller).

(9)	Mr. Cardoso and Mr. Nascimento were each paid US$18,000 for health insurance and US$800 for life insurance during 2008.

(10)	All other compensation is bonuses paid in 2008 with respect to the 2007 calendar year.US$99,000 was paid to Mr. Zwerneman for the 2007 calendar year.

(11)	Total compensation amounts in column (i) include “grant date fair value” amounts in column (d) above (see footnote (5)).

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each NEO, the incentive stock options (option-based awards) and SARs and RSUs  (share-based awards) outstanding as at December 31, 2008.

	Option-based Awards				Share-based Awards (1)(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price (Cdn.$)	Option expiration date	Value of unexercised in-the-money options (Cdn.$)	Number of units that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)

(a)	(b)	(c)	(d)	(e)	(f)	(g)
Daniel R. Titcomb	60,000	$ 1.00	12-Jun-09	314,400
	75,000	$ 3.75	12-Jun-09	186,750
	200,000	$ 4.05	12-Jun-09	438,000
	75,000	$ 3.47	17-Feb-10	207,750
	130,000	$ 5.47	10-May-11	100,100
	130,000	$ 6.40	30-Nov-11	-
	130,000	$ 5.94	19-Mar-12	39,000
	150,000	$ 9.54	4-Dec-12	-
					240,000	362,400
James M. Roller	120,000	$ 4.00	21-Oct-09	268,800
	100,000	$ 5.47	10-May-11	77,000
	100,000	$ 6.40	30-Nov-11	-
	100,000	$ 5.94	19-Mar-12	30,000
	115,000	$ 9.54	4-Dec-12	-
					160,000	241,600
Lúcio Cardoso	100,000	$ 5.47	10-May-11	77,000
	100,000	$ 6.40	30-Nov-11	-
	100,000	$ 5.94	19-Mar-12	30,000
	115,000	$ 9.54	4-Dec-12	-
					60,000	225,000
Adriano Nascimento	100,000	$ 5.47	10-May-11	77,000
	100,000	$ 6.40	30-Nov-11	-
	100,000	$ 5.94	19-Mar-12	30,000
	115,000	$ 9.54	4-Dec-12	-
					40,000	150,000
Robert Zwerneman	13,513	$ 4.72	12-Jun-09	20,540
	50,000	$ 5.25	15-Jun-09	49,500
	50,000	$ 6.00	1-Dec-09	12,000
	80,000	$ 9.54	4-Dec-12	-
					125,000	188,750

(1)	Stock Appreciation Rights (SARs) were granted to Messrs. Titcomb, Roller, and Zwerneman during November 2008.
(2)	Restricted Stock Units (RSUs) were granted to Messrs. Cardoso and Nascimento during November 2008.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards issued during the year ended December 31, 2008.

Name	Option-based awards - Value vested during the year (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)

(a)	(b)	(c)	(d)
Daniel R. Titcomb	Nil	Nil	Nil
James M. Roller	Nil	Nil	Nil
Lúcio Cardoso	Nil	Nil	Nil
Adriano Nascimento	Nil	Nil	Nil
Robert Zwerneman	170,830	Nil	Nil

Pension Plan Benefits

The following table sets forth the value of all incentive plan awards issued during the year ended December 31, 2008.

Name	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year end
	(US$)	(US$)	(US$)	(US$)

(a)	(b)	(c)	(d)	(e)
Daniel R. Titcomb	71,514	6,295	4,646	82,455
James M. Roller	92,627	8,853	-29,802	71,678
Robert Zwerneman	5,934	9,200	5,501	20,635

The Corporation adopted the Jaguar Mining, Inc. 401(k) Profit Sharing Plan subject to the requirements of Section 404(c) of the U.S. Employee Retirement Income Security Act. Participants may elect to defer a percentage of their eligible pay every pay period (“Elective Deferrals”). The Corporation makes a Safe Harbor Matching Contribution equal to 100% of a participant’s Elective Deferral up to 4% of the participant’s eligible earnings.

Termination and Change of Control Benefits

Employment agreements for Messrs. Titcomb and Roller described under Base Salaries above provides that on (i) termination without cause (whether actual or constructive), (ii) a change in control of the Corporation, or (iii) expiration of the agreement without renewal by the Corporation, such executives will be entitled to (a) any accrued but unpaid base salary to the date of termination and a pro rated bonus, (b) in the case of Mr. Titcomb, a single payment of 200 percent of annual salary (the payment increases to 300 percent of annual salary in the event of a change in control of the Corporation) plus bonus and in the case of Mr. Roller, a single payment of 100 percent of annual salary plus bonus (bonus, in each case, being equal to the highest bonus amount granted to such individual in the current and preceding two years), (c) continued participation in all applicable employee benefit programs from the date of termination and continuing for up to twenty-four months for Mr. Titcomb and up to twelve months for Mr. Roller, (d) if the foregoing payment is determined to constitute a “parachute payment” under Section 280G of the United States Internal Revenue Code, an additional gross-up payment to compensate for the excise tax on the payment, and (e) exercise all stock options, whether or not they have become vested on or prior to the date of termination, change of control or expiration (if allowed by applicable law and regulations).  Each employment agreement provides that upon (i) termination for cause, (ii) voluntary termination, or (iii) the Corporation ceasing to produce gold or conduct a substantial business, the above-described severance payments (other than base salary through the date of termination) will not be made.  Both of the employment agreements described above state that, with certain exceptions, the executive agrees not to disclose or use any trade secrets or proprietary or confidential information obtained during the course of employment, or to solicit employees of the Corporation for a certain period of time after employment has ended.

The employment agreement for Mr. Cardoso provides that on (i) termination without cause (whether actual or constructive), (ii) a change in control of the Corporation, or (iii) expiration of the agreement without renewal by the Corporation, such executive will be entitled to (a) any accrued but unpaid base salary to the date of termination and a pro rated bonus, (b) a single payment of 200 percent of annual salary (the payment increases to 300 percent of annual salary in the event of a change in control of the Corporation) plus bonus, (c) continued participation in all applicable employee benefit programs from the date of termination and continuing for up to twenty-four months, (d) if the foregoing payment is determined to constitute a “parachute payment” under Section 280G of the United States Internal Revenue Code, an additional gross-up payment to compensate for the excise tax on the payment, and (e) exercise all stock options, whether or not they have become vested on or prior to the date of termination, change of control or expiration (if allowed by applicable law and regulations).  The employment agreement also provides that upon (i) termination for cause, (ii) voluntary termination, or (iii) the Corporation ceasing to produce gold or conduct a substantial business, the above-described severance payments (other than base salary through the date of termination) will not be made.

The employment agreement for Mr. Zwerneman provides that on a change in control of the Corporation, such executive will be entitled to a single payment of 100 percent of annual salary.

Pursuant to the agreements entered into by the Corporation with each NEO, the Corporation is required to make certain payments upon termination (whether voluntary, involuntary or constructive), resignation, retirement, change of control or a change in the NEO’s responsibilities, as applicable.  The table below sets out the estimated amounts of these payments as well as amounts that would be payable upon the acceleration of vesting for oustanding RSUs and SARs that would occur upon a change of control.

	Triggering Event
NEO	Expiration of Employment Agreement (without renewal by the Company)	Termination Without Cause	Change of Control
	(US$)	(US$)	(US$)
Daniel R. Titcomb	1,261,000	1,261,000	1,674,000
James M. Roller	688,000	688,000	688,000
Lúcio Cardoso	807,000	807,000	1,062,000
Adriano Nascimento	150,000	150,000	150,000
Robert C. Zwerneman	-	402,500	402,500

Compensation of Directors

General

The Corporation compensates non-executive directors annually, pursuant to a written policy, by paying cash fees.  The Corporation also compensates its non-executive directors by granting stock options in accordance with the Stock Option Plan and DSUs in accordance with the Deferred Share Unit Plan.  Directors with a written employment agreement with the Corporation are not paid a fee for service as a director in addition to what they are provided pursuant to their employment agreements.  Currently, and since the date of their respective appointments as directors (see “Nominees to the Board” above), the only directors eligible for fees for their services as directors and the only Nominees entitled to compensation from the Meeting Date and until the next annual meeting of the Shareholders at which directors are elected, are Messrs. Burns, Clausen, Dow, German and Griffiths.  Mr. Titcomb receives no compensation for serving as a director of the Corporation.  Mr. Felix served as a director in 2008 until September 30 and did not receive compensation for serving as a director of the Corporation.

The following table describes director compensation for the year ended December 31, 2008.

Name	Fees earned	Share- based awards	Option- based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
	($)	($)	($)	($)	($)	($)	($)

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Andrew C. Burns	41,000	73,896	Nil	Nil	Nil	Nil	114,896	Cdn.$

Gilmour Clausen	40,393	73,496	Nil	Nil	Nil	Nil	113,889	US$

William E. Dow	38,637	73,496	Nil	Nil	Nil	Nil	112,133	US$

Gary E. German	60,000	147,789	Nil	Nil	Nil	Nil	207,789	Cdn.$

Anthony F. Griffiths	52,250	73,896	Nil	Nil	Nil	Nil	126,146	Cdn.$

Retainers

As of July 1, 2008, the Corporation updated its director compensation policy based on recommendations from an independent compensation consultant, 3XCD Inc., and the Compensation Committee.

Pursuant to the current policy for cash fees, directors are paid an annual fee equal to Cdn.$28,500 and the Chairman is entitled to an additional Cdn.$24,000.  Mr. German is the Chairman of the Board.

In addition, under the director compensation policy, (i) directors serving on the Corporation’s Audit Committee, Compensation Committee and Corporate Governance Committee are paid Cdn.$7,500 per Committee annually, the Chairman of the Corporation’s Audit Committee receives an additional Cdn.$10,000 annually, the Chairman of the Corporation’s Compensation Committee receives and additional Cdn.$7,500 annually, and the Chairman of the Corporate Governance Committee receives an additional Cdn.$5,000 annually, and (ii) directors serving on the Corporation’s Health, Safety and Environmental Committee are paid Cdn.$4,500 annually and the Chairman of the Health, Safety and Environmental Committee receives an additional Cdn.$5,000 annually.  All compensation described in this paragraph and the preceding paragraph is paid on a quarterly basis.

The table below sets out the amounts of cash retainer fees paid to directors pursuant to the policy updated on July 1, 2008.

Board or Committee Name	Annual Retainer (Cdn.$)
Board	28,500
Board Chairman	24,000
Audit Committee	7,500
Compensation Committee	7,500
Corporate Governance Committee	7,500
Audit Committee Chairman	10,000
Compensation Committee Chairman	7,500
Corporate Governance Committee Chairman	5,000
Health, Safety and Environmental Committee	4,500
Health, Safety and Environmental Committee Chairman	5,000

Directors are also reimbursed for their out-of-pocket expenses incurred on behalf of the Corporation.

Deferred Share Unit Plan:

On November 5, 2008, the Board adopted a Deferred Share Unit (“DSU”) Plan for non-executive directors. A DSU is a unit equivalent in value to one common share based on the market price.  DSUs will be granted annually by the Board.  A director may also elect to receive payment in DSUs, rather than cash, for all or a portion of his or her annual Board retainer or annual chair retainer by providing the required notice to the Corporation in accordance with the plan.

DSUs are redeemable only when a director leaves the Board, thereby providing an ongoing equity stake throughout the director's service. A departing director will receive a cash payment, as soon as practicable after the director's withdrawal date, but, in any event, no later than December 31 of the first calendar year commencing after the director's withdrawal date in the case of a Canadian director.  All payments in respective DSUs must be made to United States resident directors (i) if a director has died in the year in which death occurred, or (ii) if a director has ceased to be a director or employee for any other reason, at least six (6) months after their termination date but prior to December 31 in the year in which that six (6) month period expires.

The value of the cash payment is determined by multiplying the number of DSUs in the director's account on the redemption date by the market price on such redemption date. Applicable income tax and other withholdings will be deducted as required by law.

The value of DSUs issued to each non-executive director during 2008 is reflected in the table below:

Name	Amount (in Cdn.$)
Andrew C. Burns	75,000
Gilmour Clausen	75,000
William E. Dow	75,000
Gary E. German, Chairman	150,000
Anthony F. Griffiths	75,000

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Pursuant to the Stock Option Plan, the Corporation may grant stock options to directors, officers, employees and consultants of the Corporation and its subsidiaries.  As of December 31, 2008, a total of 10,691,104 stock options had been granted, of which 619,319 had expired without being exercised.  Of the stock options that had been granted as of such date, 3,010,772 stock options had been exercised.  Therefore, as of December 31, 2008, a total of 7,061,013 Shares remain issuable under outstanding options.

Equity Compensation Plan Information

The following table sets forth information concerning the Stock Option Plan as of December 31, 2008:

Plan Category	Number of Shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of Shares remaining available for future issuance under Stock Option Plan
Stock Option Plan (previously approved by Shareholders)(1)	7,061,013(2)	Cdn.$6.06	428,215

(1)	The Corporation has no equity compensation plan other than its Stock Option Plan.

(2)	This number is the maximum number of Shares that could be issued upon the exercise of all stock options outstanding as of December 31, 2008.

NORMAL COURSE ISSUER BID

On August 28, 2007, the Corporation announced that the TSX had accepted a notice of its intention to proceed with a normal course issuer bid (the “NCIB”) on the facilities of the TSX.  The NCIB commenced on August 30, 2007 and terminated on August 29, 2008. Pursuant to the NCIB, the Corporation was permitted to purchase for cancellation up to the lesser of 2,760,224 Shares, being 5% of the issued and outstanding Shares as of that date, and the number of Shares equal to a maximum aggregate purchase price of Cdn.$5,250,000.  The Corporation purchased an aggregate of 637,300 Shares under the August 2007 NCIB at a weighted average price of Cdn.$9.98 per Share.

On November 10, 2008, the Corporation received approval from the TSX for an additional normal course issuer bid to purchase up to the lesser of 3,119,114 Shares, being 5% of the issued and outstanding Shares at that time, or the number of Shares equal to a maximum aggregate purchase price of Cdn.$7.0 million. The normal course issuer bid commenced on November 13, 2008 and will terminate on November 12, 2009, or on such earlier date as the Corporation may complete its purchases under the bid. As of the Record Date, the Corporation had not purchased any Shares under the current NCIB.

A copy of the notice of intention that the Corporation provided to the TSX may be obtained without charge by contacting the Corporation at the address provided under “Additional Information” below.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

No (i) executive officer, director or Nominee of the Corporation, (ii) associate of an executive officer, director or Nominee, or (iii) former executive officer, director or employee of the Corporation, was indebted to the Corporation or its subsidiaries at any time during the most recently completed financial year of the Corporation or as of the date of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described below, there are no material interests, direct or indirect, in any transactions since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries of (i) directors or executive officers of the Corporation, (ii) Nominees, (iii) any Shareholder who beneficially owns 10 percent or more of the Shares, or a director or executive officer of such 10 percent plus Shareholder or (iv) any known associate or affiliate of any of the foregoing persons.

Brazilian is a founding shareholder of the Corporation and, as of April 6, 2009, held approximately 2.5 percent of the issued and outstanding Shares of the Corporation.  Mr. Titcomb, the President and Chief Executive Officer of the Corporation, and Mr. Dow, a director of the Corporation, are also directors of Brazilian.  Robert J. Lloyd, the Secretary of the Corporation, is the President and Chief Executive Officer and Secretary of Brazilian and a director of Brazilian.  Together, these officers and directors own or have the right to vote an aggregate of approximately 10.5 percent of the issued and outstanding shares of Brazilian as of April 6, 2009.

The Corporation occupies space owned by Brazilian and pays Brazilian for a share of the related occupancy and overhead expenses.  IMS provides management services to the Corporation’s wholly-owned subsidiaries, Mineração Serras do Oeste Ltda. (“MSOL”) and Mineração Turmalina Ltda. (“MTL”) pursuant to an agreement.  See “Management Contracts” below for more information.

In 2008, the Corporation awarded RSUs to certain individuals who are principals and employees of IMS and have provided services to the Corporation pursuant to the Corporation’s agreement with IMS.  See “Management Contracts” below.  The IMS principals who received RSUs in 2008 include Messrs. Cardoso and Nascimento, each of whom is an executive officer of the Corporation.  In their capacities as executive officers of the Corporation, Messrs. Cardoso and Nascimento received 60,000 and 40,000 RSUs respectively in 2008, which were granted on November 5, 2008 and will vest on November 4, 2011.

With increased activities in the mineral sector, used equipment has become less available.  The Corporation’s subsidiary, MSOL, on behalf of the Corporation, has pursued several opportunities to provide for its mid- and long-term equipment needs, including entering a loan agreement with Prometálica Mineração Ltda. (“Prometálica”), a base metals company.  A loan from MSOL to Prometálica allowed Prometálica to purchase processing equipment and properties it had under contract.  During the third and fourth quarters of 2005, Prometálica repaid substantially all  of  the principal amount of such loan.  On March 20, 2006, the Corporation entered into an agreement with Prometálica whereby it exchanged the loan receivable from Prometálica for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project.  This agreement was executed on May 10, 2006.  Under the agreement, Prometálica had the right to buy out the NSR on or before December 31, 2006 for the amount of $1.63 million.  During the first quarter of 2007, the right to buy out the NSR was extended to September 30, 2007.  Prometálica did not purchase the NSR as of September 30, 2007.  The NSR was recorded on the Corporation's books at the amount of the receivable, plus accrued interest through to March 20, 2006.  During 2007, the carrying value of the NSR was reduced by $310,000 for royalties received on a cash basis. The amount due from Prometálica as of December 31, 2008 is approximately US$1 million.  The royalties due from Prometálica relating to the NSR amount to approximately US$8,000 as of December 31, 2008, and were received in January 2008. When received, the amount was deducted from the amount of the carrying value of the NSR.  Prometálica’s controlling shareholders are Brazilian and IMS, the founding shareholders of the Corporation.  IMS holds approximately 5.8 percent of the outstanding Shares of the Corporation as of April 6, 2009, and Mr. Cardoso, Chief Operating Officer of the Corporation, is a Director of IMS. During the year ended December 31, 2008 the Company received approximately US$30,000 of royalty income relating to the NSR. On August 11, 2008, Prometálica filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil. At this time the financial impact of this action is indeterminate.  Prior to the filing, Brazilian and IMS provided a guarantee of Prometálica’s obligation to MSOL. This guarantee will secure the recovery of the NSR due from Prometálica.

MANAGEMENT CONTRACTS

The day-to-day management of the Corporation’s operations in Brazil is conducted by IMS (Belo Horizonte, Minas Gerais, Brazil) pursuant to an Implementation and Operation Agreement.  Under this agreement, IMS has been responsible for, among other things, engagement and payment of employees, managing the Corporation’s development projects, organizing the appointment of management professionals, seeing to the payment of expenses, managing engineering projects and civil construction, managing the operation and upkeep of the Corporation’s processing facility and conducting early stage negotiations with third party equipment and service providers since March 2002.  In return for its efforts, IMS receives a monthly fee.  IMS’s fees totaled approximately US$854,000 in 2008.  IMS uses most of the monthly fee to compensate its employees providing services to MSOL, the Corporation’s subsidiary in Brazil.  In 2005, many IMS non-management employees became employees of the Corporation’s subsidiaries, and accordingly, effective January 26, 2006, the Corporation and IMS revised their agreement to reflect this change.  See “Interest of Informed Persons in Material Transactions” above for further details concerning IMS’s relationship with the Corporation.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

Directors’ and officers’ liability insurance has been purchased for the benefit of the directors and officers of the Corporation, to back up the Corporation’s indemnification of them against liability incurred by them in their capacity as directors and officers, subject to certain limitations under applicable law.  The premium for such insurance in the 2008 fiscal year was approximately US$168,000, which was paid by the Corporation.  The aggregate non-indemnifiable, corporate reimbursement and securities (also known as A/B/C) insurance coverage obtained under the policy is US$15 million per year, with a deductible per claim of US$0 for non-indemnifiable claims, US$75,000 for corporate reimbursement and US$150,000 for a securities claim. The Corporation also purchases a $5 million excess of $15 million of A-side (non-indemnifiable) only policy, which premium was included in the US$168,000 paid by the Corporation.

In accordance with the provisions of the OBCA, the by-laws of the Corporation, as recently amended by the Board, also provide that the Corporation will indemnify a director or officer, a former director or officer, or an individual who acts or acted at the Corporation’s request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided however that the Corporation shall not so indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request, and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual's conduct was lawful.

In addition, the Corporation may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above, but the individual shall repay the money if the individual does not fulfil the conditions set out in (i) and (ii) above.

If the Corporation becomes liable under the terms of its by-laws, the insurance coverage discussed above will extend to its liability; however, each claim will be subject to a deductible of US$75,000 or US$150,000, depending on the nature of the claim.

During the 2008 fiscal year, no directors or officers of the Corporation were indemnified by the Corporation or paid by the insurer under the Corporation’s directors’ and officers’ insurance policy in their capacity as such.

OTHER BUSINESS

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Circular.

CORPORATE GOVERNANCE DISCLOSURE

As a Canadian reporting issuer with securities listed on the TSX and in compliance with Part IV, Section 472 of the TSX Company Manual, the Corporation is required to provide annual disclosure of its approach to corporate governance with reference to National Instrument 58-101 - Disclosure of Corporate Governance Practices.  In 2006, the Corporation retained an independent consultant, Deloitte & Touche LLP (“Deloitte”), to provide advice and recommendations to the Corporation with respect to corporate governance.  In 2007, the Corporation enhanced existing, and/or implemented additional, internal controls in consultation with Deloitte.

Board of Directors

Based on the definition of “independence” in Multilateral Instrument 52-110 - Audit Committees, Messrs. Burns, Clausen, German and Griffiths are all independent directors of the Corporation.  Messrs. Titcomb is not an independent director since he is employed by the Corporation in addition to serving as a director of the Corporation. Mr. Dow is not an independent director since he is an immediate family member (father-in-law) of Mr. Titcomb.  Since four directors are independent and two are not independent, a majority of the members of the Board are independent directors.  Independence of the Board from management results from (i) four of the six current directors and Nominees being independent directors, (ii) an independent Chairman, (iii) the Audit Committee and the Compensation Committee being comprised of independent directors only, and (iv) the Chairman of each Board Committee being independent, except the Chairman of the Corporate Governance Committee, which Committee has a majority of independent directors.

A number of the directors are directors of other listed issuers.  Messrs. Titcomb and Dow, directors of the Corporation, are also directors of Brazilian.  Mr. Clausen is a director of Augusta Resource Corporation.  Mr. German is a director of Magnesium Alloy Corporation, Nevson Resources, Ltd. and Solex Resources Corp.  Mr. Griffiths is a director of Crum & Forster Holdings Corp., Fairfax Financial Holdings Limited, Hub International Limited, Lindsey Mordon Group Inc., Northbridge Financial Corporation, Novadaq Technologies, Inc., Odyssey Re Holdings Corp., PreMD, Inc., Russel Metals Inc., and Vitran Corporation.

Mr. German, an independent director, is the Chairman of the Board.  Mr. German’s role is to provide leadership to the Board and to be a liaison between the Board and the management of the Corporation, and his responsibilities include leading the Board meetings, establishing procedures to assist the Board’s work, facilitating ongoing communication  between the Board and the management of the Corporation, overseeing the responsibilities delegated to the Board committees, representing the Corporation in his capacity as Chairman of the Board, and performing such other functions as established in the Corporation’s formation documents and as set forth in the Chairman of the Board position description.  Mr. German calls meetings of the independent directors when he determines appropriate.  The independent directors hold meetings separately from the other directors from time to time, as required.

The following table reflects the attendance record of each director at Board meetings held during the period from January 1, 2008 through to the Record Date.

Board of Directors Meeting Date	Director Andrew C. Burns	Director Gilmour Clausen	Director William E. Dow	Director Juvenil T. Felix	Director Gary E. German	Director Anthony F. Griffiths	Director Daniel R. Titcomb
January 30, 2008	Yes	Yes	No	No	Yes	Yes	Yes
February 4, 2008	Yes	Yes	Yes	No	No	Yes	Yes
February 13, 2008	Yes	Yes	Yes	No	Yes	No	Yes
March 19, 2008	Yes	Yes	No	No	Yes	Yes	Yes
April 1, 2008	Yes	Yes	Yes	Yes	Yes	No	Yes
April 2, 2008	Yes	Yes	Yes	Yes	Yes	No	Yes
April 3, 2008	Yes	Yes	Yes	Yes	No	No	Yes
May 9, 2008	Yes	Yes	Yes	Yes	Yes	Yes	Yes
July 29, 2008	Yes	Yes	Yes	Yes	Yes	Yes	Yes
September 30, 2008	Yes	Yes	Yes	N/A(1)	Yes	No	Yes
November 5, 2008	Yes	Yes	Yes	N/A(1)	Yes	No	Yes
December 9, 2008	Yes	Yes	Yes	N/A(1)	Yes	Yes	Yes
February 5, 2009	Yes	Yes	Yes	N/A(1)	Yes	Yes	Yes
March 18, 2009	Yes	Yes	Yes	N/A(1)	Yes	Yes	Yes

(1) Mr. Felix ceased to be a director on September 30, 2008

Board Mandate

The Board has expressly assumed responsibility for supervising the management of the business and affairs of the Corporation.  It is the Board’s policy and goal to enhance shareholder value by careful management (including approval of all material actions) of the Corporation’s businesses, and by continuously assessing long-range opportunities to expand these businesses.  The Board sets long-term goals, reviews strategic planning and policies established by senior management, supervises the implementation of such goals and policies, and critically reviews the progress of such goals and policies at its meetings.  The Corporate Governance Committee of the Board recommended, and the Board adopted, a written mandate of the Board on November 7, 2006.  A copy of the Board mandate is attached as Exhibit B hereto.

Position Descriptions

In 2006, the Board, with the assistance of the Corporate Governance Committee, adopted a written position description for the Chairman of the Board.  Such position description was formulated based upon the standards in the industry.

The roles and duties of the persons holding the positions of Chairman of each of the Board Committees are established through a discussion of and agreement upon the standards in the industry and based on the recommendations of the Corporate Governance Committee.

A description of the role of the Chief Executive Officer is set forth in his written employment agreement.  The duties of Chief Executive Officer are further described in the written position description that was adopted by the Board in 2006.  Such position description was formulated based upon the standards in the industry.

Orientation and Continuing Education

The Corporation provides necessary education (through management and outside professional advisers) on specific issues as they arise.  The Board’s practice is to conduct an initial orientation session for any new directors and an annual orientation meeting to update all directors regarding relevant matters.  None of the Nominees is a new director, so it is likely that no orientation session, other than the annual orientation session, will be necessary for directors in 2009.  The Board will conduct an annual orientation meeting after the Meeting and prior to the 2009 annual meeting of Shareholders.  In addition, management presentations are made to the Board as required on developments relating to the business of the Corporation.  The Corporation also sponsors director attendance at appropriate education seminars.  The Corporate Governance Committee maintains responsibility under its written Charter to provide orientation training and continuing education to all directors of the Corporation.

Ethical Business Conduct

The Board and the Corporation have a long-standing commitment to conduct Jaguar’s business in compliance with applicable laws and regulations and in accordance with the highest ethical principles.  This commitment helps ensure the Corporation’s reputation for honesty, quality and integrity.  The Corporation requires that all employees respect and obey all applicable laws.  Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.  The Corporation is regulated by a number of laws, rules and regulations, and strives to meet and exceed the requirements established by such standards.  Compliance with these laws, rules and regulations is required and expected.  The Board has adopted a whistleblower policy to facilitate anonymous complaints of employees, contractors, directors, officers and the Corporation's agents against the Corporation or any of its directors, officers or employees relating to financial statement disclosures, accounting, internal controls and audit matters.  The Board has also adopted an insider trading policy which outlines the rules and restrictions applicable to directors, officers and employees of Jaguar and its subsidiaries regarding the trading of securities of the Corporation.

Directors and officers are expected to act in a manner that avoids even the appearance of conflict between their personal interests and those of the Corporation.  To that end, duties and responsibilities of directors include: (i) preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Corporation and disclosing details of any such real or perceived conflicts of interest should they arise, and (ii) voting on all matters requiring a decision of the Board or its Committees except where a conflict of interest may exist.  In addition, any member of the Board who finds himself in a real or potential conflict of interest situation must immediately declare his interest to the Board and refrain from participating in any discussion about the conflicting issuer or from voting thereon.  The directors and officers owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises.  The Corporation’s policy is to compete vigorously, aggressively and successfully in today’s increasingly competitive business climate and to do so at all times in compliance with all applicable antitrust, competition and fair dealing laws in all the markets in which we operate.

In addition, in 2006, the Corporate Governance Committee recommended, and the Board adopted, a Code of Conduct and Ethics.  The Board, through the Corporate Governance Committee, monitors compliance with the Code of Conduct and Ethics.  The Board requires the Corporation’s executive management to advise it of any reports received regarding violations of the Code of Conduct and Ethics.  The Board is responsible for the granting of any waivers from the Code of Conduct and Ethics to directors or executive officers. Disclosure will be made by the Corporation of any waiver from the requirements of the Code of Conduct and Ethics granted to the Corporation’s directors or executive officers in the Corporation’s quarterly report that follows the grant of such waiver.

In accordance with recommendations made by Deloitte, in their capacity as independent consultants to the Corporation in matters of corporate governance control, the Board instituted additional corporate governance controls during 2007.  Included among such controls was delivery of copies of the Corporation's various policies, including the Code of Conduct and Ethics, to employees of the Corporation, which must be abided by.  These policies have also been made accessible on Jaguar's website.  In addition, in September 2007 the Corporation implemented enhanced controls, on the recommendation of Deloitte, to remediate some perceived weaknesses identified by Deloitte in the Corporation's internal controls.

Shareholders may request a copy of the Code of Conduct and Ethics by submitting a request in writing to the Secretary of the Corporation at 125 North State Street, Concord, NH 03301 or e-mailing ir@jaguarmining.com.  The Code of Conduct and Ethics may also be accessed on the Corporation's website at www.jaguarmining.com.

Nomination of Directors

The Board keeps itself informed of the leaders in the business world and particularly leaders in the mining industry.  Any member of the Board may submit a potential candidate to be a nominee for the position of director.  The Board reviews the field of potential nominees having regard to the competencies and skills desired of the Board as a whole, and discusses the achievements, skills and competencies, leadership qualities, professional acumen and availability of such potential nominees, and agrees on which candidates are presented as official nominees supported by the Board.  The Board currently does not have a nominating committee.  The Corporate Governance Committee will continue to examine whether the Board should establish a nominating committee if circumstances warrant.

Board Committees

The Board Committees consist of the Compensation Committee, the Audit Committee, the Corporate Governance Committee and the Health, Safety and Environmental Committee.

Compensation Committee

The Board established a Compensation Committee to assist with compensation matters.  The Compensation Committee is composed of Messrs. Griffiths and German, who are independent directors.  Mr. Griffiths is the Chairman of the Compensation Committee.

The Corporation has adopted a written policy for compensating directors that includes payment of cash fees, which policy was updated as of May 11, 2006.  The Corporation also compensates directors by granting stock options.  In late 2003, the Board completed a review of compensation of executive officers and directors in companies similar to the Corporation.  In 2005, the Corporation retained 3XCD as independent compensation consultants to review the compensation of the Corporation’s executive officers and Board.  In 2008, the Corporation also engaged Mercer to conduct a competitive bench marking review for the Corporation’s NEOs and independent directors.  The Compensation Committee reviewed industry standards and considered the recommendations of the consultants in developing the written Board compensation policy and subsequent updates thereto.  For additional information concerning the process of determining compensation for the directors and executive officers of the Corporation, see “Report on Executive Compensation” and “Compensation of Directors”, under “Statement of Executive Compensation” above.

In November 2006, the Board adopted a written Charter of the Compensation Committee, which was updated in July 2007.  Generally, the Compensation Committee is responsible for establishing, administering and evaluating the compensation philosophy, policies and plans for non-employee directors and executive officers and reviewing and making recommendations to the Board concerning director and executive compensation.  In addition, the Compensation Committee is responsible for making recommendations to the Board with respect to the CEO's compensation and setting goals and objectives relevant to the CEO, reviewing peer group and other industry compensation data, reviewing and making recommendations to the Board in respect of equity-based and incentive compensation plans, overseeing the appointment, promotion, performance and compensation of the Corporation's non-executive officers, and evaluating the effectiveness of its Charter and recommending any necessary changes to the Board.  A copy of the Compensation Committee's Charter is accessible on the Corporation's website at www.jaguarmining.com.

Audit Committee

The Board adopted an Audit Committee Charter in May 2005, which was updated in July 2007.  The Audit Committee assists the Board in fulfilling its oversight responsibilities by conducting reviews and discussions with management and the independent auditors relating to the audit and financial reporting; assessing the integrity of internal controls and financial reporting procedures of the Corporation and ensuring implementation of such controls and procedures; monitoring the quality and integrity of the Corporation’s financial statements and other financial information; and selecting and monitoring the independence and performance of the Corporation’s outside auditors.  The Audit Committee is also responsible for overseeing the Corporation's whistleblower procedures and administering the whistleblower policy.  As part of its role, the Audit Committee receives recommendations from management and the external auditor appointed by the Shareholders of the Corporation regarding the matters described in the preceding sentence, examines the recommendations and advises the Board concerning actions that should be taken.  The Audit Committee is currently comprised of three independent directors.  The current members of the Audit Committee are Messrs. Burns, German and Griffiths.  Mr. Burns is the Chairman of the Audit Committee.

Disclosure of information concerning the Audit Committee, as required by Form 52-110F1, is set forth in the Corporation’s annual information form for the fiscal year ended December 31, 2008 under the sections entitled “Audit Committee”, “Audit Fees”, “Audit Related Fees”, “Tax Fees” and “All Other Fees” under “Directors and Officers”, and a copy of the Charter of the Audit Committee is attached as an appendix thereto.  A copy of the Charter is also accessible on the Corporation's website at www.jaguarmining.com.  A copy of the Corporation’s annual information form is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Corporate Governance Committee

In 2005, the Board established a Corporate Governance Committee for the purpose of advising and making recommendations to the Board concerning responsibilities relating to various corporate governance matters of the Corporation.  In 2006, the Board hired Deloitte as independent consultants to provide advice with respect to, and to aid in the implementation of, corporate governance controls.  After considering the recommendations of Deloitte, the Corporate Governance Committee made additional governance recommendations to the Board in 2007, including with respect to enhancing certain of the Corporation's internal controls, which measures were implemented.  The members of the Corporate Governance Committee are Messrs. Dow, Griffiths and Clausen. Messrs. Griffiths and Clausen are independent directors.  Mr. Dow is Chairman of the Corporate Governance Committee.

In November 2006, the Corporate Governance Committee adopted a written Charter, which was updated in July 2007.  Generally, the Corporate Governance Committee assists the Board in discharging its duties relating to the safeguarding of assets, develops, recommends and oversees the operation of adequate corporate governance systems in compliance with applicable laws, stock exchange rules and accounting standards, identifies individuals qualified to become Board members, and assists in the selection of director nominees.  In addition, the Corporate Governance Committee is responsible for developing and administering director orientation and continuing education programs, reviewing the size and composition of the Board and its Committees and their functions and effectiveness, making recommendations to the Board with respect to fraud prevention policies, and recommending sound corporate governance practices on an ongoing basis.  A copy of the Corporate Governance Committee's Charter is accessible on the Corporation's website at www.jaguarmining.com.

Health, Safety and Environmental Committee

The Board also established a Health, Safety and Environmental Committee in 2005 for the purpose of reviewing, advising and making recommendations to the Board concerning the fulfillment of responsibilities relating to various human resources and environmental issues applicable to the Corporation.  The members of the Health, Safety and Environmental Committee are Messrs. German and Clausen.  Mr. Clausen is the Chairman of the Health, Safety and Environmental Committee.

Assessments

In June 2008, the Corporate Governance Committee adopted an assessment process to determine the effectiveness of the Board, the committees of the Board, individual directors and the chairman of the Board.  The Corporate Governance Committee administered the process with the aid of external legal counsel.

To facilitate the assessment process, the Corporate Governance Committee prepared a questionnaire that was sent to each of the directors in September 2008.  The questionnaire included questions relating to the effectiveness and functioning of the Board and the committees of the Board, and the Directors were asked to respond to each question on both a quantitative basis (by assigning a score from 1 to 5) as well as a qualitative basis. The completed questionnaires were subsequently sent to external counsel who reviewed and summarized the responses for the Corporate Governance Committee.

At a meeting of the Board held in December 9, 2008, the Corporate Governance Committee presented the results of the assessment process to the entire Board.  The directors discussed the results and accepted the recommendations of the Corporate Governance Committee.

ADDITIONAL INFORMATION

A copy of this Circular has been sent to each director of the Corporation, each Shareholder entitled to receive notice of and to vote at the Meeting and to the auditors of the Corporation.  Additional information about the Corporation may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Shareholders may request copies of the Corporation’s annual consolidated financial statements and Management’s Discussion and Analysis for the fiscal year ended December 31, 2007 by writing to the Secretary of the Corporation at 125 North State Street, Concord, NH 03301 or e-mailing ir@jaguarmining.com.  Financial information relating to the Corporation is included in the comparative audited consolidated financial statements for the most recently completed financial year ended December 31, 2008 and the Management’s Discussion and Analysis related thereto contained in the Annual Report of the Corporation for the 12-month period ended December 31, 2008.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders, each director of the Corporation and its auditors have been approved by the Board of the Corporation.

DATED as of the 6th day of April, 2009.

DANIEL R. TITCOMB
Daniel R. Titcomb
President & Chief Executive Officer

Exhibit A

JAGUAR MINING INC.

BY-LAWS NO. 2

A by-law relating generally to the regulation of the affairs of Jaguar Mining Inc.

BE IT ENACTED AND IT IS HEREBY ENACTED as by-law Number 2 of Jaguar Mining Inc. (hereinafter called the "Corporation") as follows:

DEFINITIONS

1.           In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)
"Act" means the Business Corporations Act, R.S.O. 1990 c. B.16 (Ontario), as from time to time amended, and every statute that may be substituted therefor, including the regulations made thereunder, and, in the case of such amendment or substitution, any reference in the by-laws of the corporation shall be read as referring to the amended or substituted provisions therefor;

(b)	"articles" means the articles, as from time to time amended, of the Corporation;

(c)	"board" means the board of directors of the Corporation;

(d)	"by-law" means any by-law of the Corporation from time to time in force and effect;

(e)	"Corporation" means JAGUAR MINING INC., or any successor thereto if adopted by such successor;

(f)	"director" means an individual occupying the position of director of the board;

(g)	"meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders;

(h)	"non-business day" means Saturday, Sunday and any other day that is observed as a holiday under the laws of Ontario or Canada;

(i)
"Person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in the capacity of trustee, executor, administrator or other legal representative;

(j)	"resident Canadian" means a Canadian citizen ordinarily resident in Canada or as otherwise defined in the Act;

(k)
words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of individuals;

(l)
the headings used in any by-law are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions; and

(m)	any term contained in any by-law which is defined in the Act shall have the meaning given to such term in the Act.

2.           Execution in Counterpart. Any article, notice, resolution, requisition, statement or other document required or permitted to be executed by more than one person for the purposes of the Act may be executed in several documents of like form each of which is executed by one or more of such persons, and such documents, when duly executed by all persons required or permitted, as the case may be, to do so, shall be deemed to constitute one document for the purposes of the Act.

REGISTERED OFFICE

3.           The Corporation may from time to time (i) by resolution of the board of directors change the location of the address of the registered office of the Corporation within a municipality or geographic township, and (ii) by special resolution, change the municipality or geographic township which its registered office is located to another place within Ontario.

CORPORATE SEAL

4.           The Corporation may have one or more corporate seals which shall be such as the board of directors may adopt by resolution from time to time.  An instrument or agreement executed on behalf of the Corporation is not invalid merely because the Corporate seal, if any, is not affixed thereto.

EXECUTION OF INSTRUMENTS

5.           (1) Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any two of the directors and officers, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

(2) The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors.

(3) The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, powers of attorney, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

(4) The signature or signatures of any officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid for all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

BANKING ARRANGEMENTS

6.           The banking business of the Corporation, or any part thereof, shall be transacted with such bank, trust company or other firm or body corporate as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Corporation's behalf by such one or more officers or other persons as the board may designate, direct or authorize from time to time and to the extent thereby provided.

BORROWING

7.           Borrowing. Without limiting to the powers of the board as provided in the Act, but subject to the limitations on the business and powers of the Corporation as may be contained in the articles, the board may from time to time on behalf of the Corporation:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue sell or pledge bonds, debentures, notes or other securities or debt obligations of the Corporation;

(c)	to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee or otherwise to secure the performance of an obligation; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

8.           Delegation. Subject to the Act, the articles and the by-laws, the board may from time to time authorize any director or directors, or officer or officers, of the Corporation, to make arrangements with reference to the money borrowed or to be borrowed as aforesaid, and as to the terms and conditions of the loan thereof, and as to the securities to be given therefor, with power to vary or modify such arrangements, terms and conditions and to give such additional securities for any moneys borrowed or remaining due by the Corporation as the directors of the Corporation may authorize, and generally to manage, transact and settle the borrowing of money by the Corporation.

DIRECTORS

9.           Number and Powers. There shall be a board of directors consisting of such fixed number, or minimum and maximum number, of directors as may be set out in the articles or as maybe determined as prescribed by the articles. Where a minimum and maximum number of directors of the Corporation is provided for in its articles, the number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders shall be such number as shall be determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the directors. The directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, or by statute expressly directed or required to be done in some other manner.

10.           Vacancies. If the number of directors is increased, the resulting vacancies shall be filled at a meeting of shareholders duly called for that purpose. Notwithstanding the provisions of paragraph 15 of this by-law and subject to the provisions of the Act, if a vacancy should otherwise occur in the board, the remaining directors, if constituting a quorum, may appoint a qualified person to fill the vacancy for the remainder of the term. In the absence of a quorum the remaining directors shall forthwith call a special meeting of shareholders to fill the vacancy pursuant to subsection 124(3) of the Act. Where a vacancy or vacancies exist in the board, the remaining directors may exercise all of the powers of the board so long as a quorum remains in office.

11.           Duties. Every director and officer of the Corporation in exercising his powers and discharging his duties to the Corporation shall

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Every director and officer of a corporation shall comply with the Act, the regulations thereunder, the Corporation's articles and by-laws.

12.           Qualification. At least 25% of directors on the board shall be resident Canadians, but if the Corporation has fewer than four directors, at least one director shall be a resident Canadian. No person shall be elected or appointed a director if that person is less than 18 years of age, has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found incapable by a court in Canada or elsewhere, is not an individual, or has the status of bankrupt. A director need not hold shares issued by the Corporation. At least one-third of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates for so long as the Corporation is an offering corporation (as defined under the Act).

13.           Term of Office. A director's term of office shall be from the meeting at which he is elected or appointed until the annual meeting next following or until his successor is elected or appointed, or until, if earlier, he dies or resigns, or is removed or disqualified pursuant to the provisions of the Act.

14.           Vacation of Office. The office of a director shall ipso facto be vacated if

(a)	he dies;

(b)	by notice in writing to the Corporation he resigns his office and such resignation, if not effective immediately, becomes effective in accordance with its terms;

(c)	he is removed from office in accordance with section 122 of the Act; or

(d)	becomes disqualified under subsection 118(1) of the Act.

15.           Election and Removal. (1) Directors shall be elected by the shareholders by ordinary resolution in annual meeting of shareholders. The number of directors to be elected at any such meeting shall be that number most recently determined in the manner referred to in Section 9 of the by-laws. The election shall be on a show of hands unless a ballot is demanded by any shareholder or required by the chairman in accordance with Section 64 hereof. All the directors then in office shall cease to hold office at the close of the meeting of shareholders at which directors are to be elected. A director if qualified, is eligible for re-election. If an election of directors is not held at an annual meeting of shareholders at which such election is required, the incumbent directors shall continue in office until their successors are elected. If a meeting of shareholders fails to elect the number of directors required by the articles or determined in accordance with Section 9 hereof by reason of the disqualification, incapacity or death of one or more candidates, the directors elected at that meeting, if they constitute a quorum, may exercise all the powers of the directors of the Corporation, but such quorum of directors may not fill the resulting vacancy or vacancies and shall forthwith call a special meeting of shareholders to fill the vacancy or vacancies and, if they fail to do so, the meeting may be called by any shareholder.

(2) Subject to sections 120 and 122 of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director before the expiration of his term of office and may, by a majority of the votes cast at the meeting, elect any person in his stead for the remainder of his term.

 (3) A retiring director shall retain office until the adjournment or termination of the meeting at which his successor is elected unless such meeting was called for the purpose of removing him from office as a director in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal.

16.           Vacancies. Subject to the Act, a quorum of directors (whether or not the majority of such quorum are resident Canadians) may fill a vacancy among the directors, except a vacancy resulting from,

(a)
an increase in the number of directors otherwise than an increase in the board of directors pursuant to a special resolution empowering the board to fix the number of directors within a range set out in the articles; or

(b)	an increase in the maximum number of directors set out in the articles; as the case may be; or

(c)	a failure to elect the number of directors required to be elected at any meeting of shareholders.

17.           Validity of Acts. An act by a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.

18.           Action by the Board. The board shall exercise its powers by or pursuant to a by-law or resolution either passed at a meeting of directors at which a quorum is present or consented to by the signatures of all the directors then in office if constituting a quorum.

MEETINGS OF DIRECTORS

19.           Place of Meeting. Subject to the articles, meetings of directors may be held at any place within or outside Ontario as the directors may from time to time determine. In any financial year of the corporation, a majority of the meetings of the board of directors need not be held at a place within Canada. A meeting of the directors may be convened by the chairman of the board (if any), the president or any director at any time. The secretary shall upon direction of any of the foregoing officers or director convene a meeting of the directors.

20.           Notice. (1) Notice of the time and place for the holding of any such meeting shall be delivered, mailed, telegraphed, cabled, telexed, transmitted by facsimile or electronically by e-mail to each director at his latest address as shown on the records of the Corporation not less than two (2) days (exclusive of the day on which the notice is delivered, mailed, telegraphed, cabled, telexed or transmitted by facsimile or electronically by e-mail but inclusive of the day for which notice is given) before the date of the meeting, provided that meetings of the directors may be held at any time without notice if all the directors have waived such notice.

(2) For the first meeting of the board of directors to be held immediately following election of directors at an annual or special meeting of the shareholders, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting duly constituted, provided a quorum of the directors is present.

(3) A notice of a meeting of directors shall specify any matter referred to in subsection 127(3) of the Act that is to be dealt with at the meeting but, unless a by-law otherwise provides, must not otherwise specify the purpose of or the business to be transacted at the meeting.

21.           Waiver of Notice. Notice of any meeting of the directors or any committee of directors or any irregularity in any meeting or in the notice thereof may be waived by any director in any manner, and such waiver may be validly given either before or after the meeting to which such waiver relates. The attendance of a director at a meeting of directors is a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called and make such objection at the commencement of the meeting.

22.           Telephone Participation. A director may participate in a meeting of directors or a committee of directors by means of such telephone or other communication facilities that permit persons participating in the meeting to communicate with each other simultaneously and instantaneously, if all the directors present at or participating in the meeting consent to the holding of meetings in such manner.

23.           Adjournment. Any meeting of the directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place and notice of the time and place for the continuance of the adjourned meeting need not be given to any directors if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and if a quorum is present thereat. The directors, who formed a quorum at the original meeting need not form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

24.           Quorum and Voting. Subject to the articles, a majority of directors shall constitute a quorum for the transaction of business at any meeting of directors. No business shall be transacted by the directors except at a meeting of directors at which a quorum of the board is present. Questions arising at any meeting of the directors shall be decided by a majority of votes cast. In case of an equality of votes, the chairman of the meeting shall not have a second or casting vote. Any question at a meeting of the board shall be decided by a show of hands unless a ballot is required or demanded. Where the Corporation has only one director, that director may constitute a meeting.

25.           Chairman and Secretary. The chairman of the board or, in the absence of the chairman the president if a director or, in the absence of the president, a vice-president who is a director shall be chairman of any meeting of the board. If none of the said officers is present, the directors present shall choose one of their number to be chairman. The secretary of the Corporation shall act as secretary at any meeting of the board and, if the secretary of the Corporation be absent, the chairman of the meeting shall appoint a person who need not be a director to act as secretary of the meeting.

26.           First Meeting of New Board. Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting following the meeting of shareholders at which such board is elected.

27.           Regular Meetings. The board may appoint a day or days in any month or months for regular meetings at a place and hour to be named. A copy of any resolution by the board fixing the time and place of regular meetings of the board shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting.

28.           Resolution in Lieu of Meeting. A resolution in writing, signed by all the directors or signed counterparts of such resolution by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or a committee of directors duly called, constituted and held. A copy of every such resolution or counterpart thereof shall be kept with the minutes of the proceedings of the directors or such committee of directors.

29.           Conflict of Interest. Subject to and in accordance with the provisions of the Act, a director or officer of the Corporation who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation, or is a director or an officer of or has a material interest in any person who is a party to a material transaction with the Corporation, shall disclose in writing to the Corporation or request to have entered in the minutes of meetings of directors the nature and extent of such interest, and any such director shall refrain from voting in respect thereof unless otherwise permitted by the Act.

REMUNERATION OF DIRECTORS

30.           Subject to the articles, the remuneration to be paid to the directors shall be such as the board of directors shall from time to time determine and such remuneration shall be in addition to the salary paid to any officer of the Corporation who is also a member of the board of directors. The directors may also by resolution award special remuneration to any director undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director by the Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

SUBMISSION OF CONTRACTS OR TRANSACTIONS
TO SHAREHOLDERS FOR APPROVAL

31.           The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting happen by or through his failure to exercise the powers and to discharge the duties of his office or the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder the Corporation.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

32.           No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee of the Corporation or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by order of the board of directors for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects of the Corporation shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen to the Corporation in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or regulations made thereunder or relieve him from liability for a breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

INDEMNITIES TO DIRECTORS AND OTHERS

33.           Subject to the provisions of section 136 of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

34.           The Corporation may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 33, but the individual shall repay the money if the individual does not fulfil the conditions set out in Section 35.

35.           The Corporation shall not indemnify an individual under Section 33 unless the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request.

In addition, if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the corporation shall not indemnify an individual under Section 33 unless the individual had reasonable grounds for believing that the individual's conduct was lawful.

COMMITTEES

36.           Audit Committee.  Unless authorized to dispense with an audit committee pursuant to subsection 158(1.1) of the Act, the board shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

Each member of the Audit Committee shall serve during the pleasure of the board and, in any event, only so long as he shall be a director. The directors may fill vacancies in the Audit Committee by election from among their number.

The Audit Committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board from time to time and to the following paragraph.

The auditor of the Corporation is entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the Audit Committee, shall attend every meeting of the Committee held during the term of office of the auditor. The auditor of the Corporation or any member of the Audit Committee may call a meeting of the Committee.

37.           Delegation. (1) The board may appoint, from their number, a committee or committees of directors, however designated, and delegate to such committee or committees any of the powers of the board except powers to:

(d)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(e)
fill a vacancy among the directors or in the office of auditor, or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chairman of the board or the president of the corporation;

(f)	subject to section 184 of the Act, issue securities except in the manner and on the terms authorized by the directors;

(g)           declare dividends;

(h)           purchase, redeem or otherwise acquire shares issued by the Corporation;

(i)           pay a commission for the sale of shares of the Corporation;

(j)           approve a management information circular referred to in Part VIII of the Act;

(k)	approve a take-over bid or directors' circular or issuer bid circular referred to in Part XX of the Securities Act;

(l)	approve any financial statements referred to in clause 154(1)(b) of the Act and Part XVIII of the Securities Act;

(m)           approve an amalgamation under section 177 of the Act; or

(n)           adopt, amend or repeal by-laws.

(2) A majority of the members of any such committee shall be resident Canadians.

38.           Transaction of Business. The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Ontario and, subject to the provisions of Section 22 which shall be applicable mutatis mutandis, may be held by means of telephone or other communications equipment.

39.           Procedure. Unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

OFFICERS

40.           Appointment of Officers. Subject to the articles, the board may from time to time appoint a chairman of the board; a vice-chairman, a managing director (who shall be a resident Canadian), a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may deter mine, including one or more assistants to any of the officers so appointed. The board may specify the duties of such officers and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation other than any of the powers listed in Section 37. Except for a managing director and a chairman of the board, an officer need not be a director and one person may hold more than one office.

41.           Remuneration and Removal of Officers. Subject to the articles, the remuneration of all officers, employees and agents appointed by the directors may be determined from time to time by resolution of the directors. The fact that any officer, employee or agent is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined. The directors may by resolution remove any officer, employee or agent at any time, with or without cause.

42.           Duties of Officers may be Delegated. In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

43.           Chairman of the Board. The chairman of the board (if any) shall, if present, preside at all meetings of the directors. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors.

44.           President. The president shall be the chief executive officer of the Corporation and shall exercise general supervision over the business and affairs of the Corporation. In the absence of the chairman of the board, or if the chairman of the board be not appointed, the president shall (i) preside at all meetings of the directors, and (ii) act as chairman of all meetings of the shareholders of the Corporation.  The president shall also (i) sign such contracts, documents or instruments in writing as require his signature and (ii)  have such other powers and perform such other duties as may from time to time be assigned to him by resolution of the directors or as incident to his office.

45.           Vice-President. The vice-president (if any) or, if more than one, the vice-presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the president.

The vice-president or, if more than one, the vice-presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his or their signatures and shall also have such other powers and duties as may from time to time be assigned to him or them by resolution of the directors.

46.           Secretary. The secretary shall give or cause to be given notices for all meetings of the directors or committees thereof (if any) and of shareholders when directed to do so, and shall have charge, subject to the provisions of Section 29 and 49 hereof, of the records referred to in section 140 of the Act and of the corporate seal or seals (if any). He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

47.           Treasurer. Subject to the provisions of any resolution of the directors, the treasurer (if any) shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare, maintain and keep or cause to be kept adequate books of accounts and accounting records. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to has office. He may be required to give such bond for the faithful performance of his duties as the directors in their uncontrolled discretion may require, but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

48.           Assistant Secretary and Assistant Treasurer. The assistant secretary or, if more than one, the assistant secretaries in order of seniority, and the assistant treasurer or, if more than one, the assistant treasurers in order of seniority (if any), shall respectively perform all the duties of the secretary and treasurer, respectively, in the absence or inability to act of the secretary or treasurer as the case may be. The assistant secretary or assistant secretaries, if more than one, and the assistant treasurer or assistant treasurers, if more than one, shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and duties as may from time to time be assigned to there by resolution of the directors.

49.           Managing Director. The directors may from time to time appoint from their number a managing director and may delegate to him any of the powers of the directors except as provided in subsection 127(3) of the Act. The managing director shall conform to all lawful orders given to him by the directors and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by the managing director shall be subject to discharge by the board.

50.           Agents and Attorneys. The board shall have the power from time to time to appoint agents or attorneys for the Corporation in or out of Ontario with such powers of management or otherwise (including the power to sub-delegate) as the board may determine.

51.           Conflict of Interest. An officer shall disclose an interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with Section 29 hereof.

52.           Vacancies. If the office of chairman of the board, president, vice-president, secretary, assistant secretary, treasurer, assistant treasurer, or any other office created by the directors~~-~~ pursuant to Section 40 hereof, shall be or become vacant by reason of death, resignation, removal or in any other manner whatsoever, the directors may, subject to Section 16 hereof, appoint another person to fill such vacancy.

SHAREHOLDERS' MEETING

53.           Annual Meeting. Subject to compliance with section 94 of the Act, the annual meeting of the shareholders shall be convened on such day in each year and at such time as the directors may by resolution determine.

54.           Special Meetings. (1) Special meetings of the shareholders may be convened by order of the chairman of the board, the president or a vice-president or by the directors, to be held at such time and place as may be specified in such order.

(2) Shareholders holding between them not less than five percent (5%) of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders. Such requisition shall state the business to be transacted at the meeting and shall be sent to each director and the registered office of the Corporation.

(3) Except as otherwise provided in subsection 105(3) of the Act, it shall be the duty of the directors on receipt of such requisition, to cause such meeting to be called by the secretary of the Corporation.

(4) If the directors do not, within twenty-one (21) days after receiving such requisition call such meeting, any shareholder who signed the requisition may call the meeting.

55.           Place of Meetings. Meetings of shareholders of the Corporation shall be held at such place in or outside Ontario as the directors may determine, or in the absence of such determination, at the registered office of the Corporation.

56.           Notice. (1) Subject to the articles, a printed, written or typewritten notice stating the day, hour, place of meeting, the general nature of the business to be transacted and, if special business is to be transacted thereat, stating

(g)	the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and

(h)	the text of any special resolution to be submitted to the meeting,

shall be sent to each person who is entitled to notice of such meeting and who on the record date for notice appears on the records of the Corporation or its transfer agent as a shareholder and to each director of the Corporation and the auditor of the Corporation, if any, personally, by sending such notice by prepaid mail or in such other manner as provided by by-law for the giving of notice, not less than twenty-one (21) days nor more than fifty (50) days before the meeting. If such notice is sent by mail it shall be addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the secretary.

(2) The auditor of the Corporation, if any, is entitled to attend any meeting of shareholders of the Corporation and to receive all notices and other communications relating to any such meeting that a shareholder is entitled to receive.

57.           Waiver of Notice. A meeting of shareholders  may be held for any purpose at any time and at any place without notice if all the shareholders entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where the shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or any irregularity in any such meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any directors or the auditor of the Corporation in writing, by telegram, cable, telex or facsimile addressed to the Corporation or by any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

58.           Record Date. (1) The directors may by resolution fix in advance a date as the record date for the determination of shareholders

(i)	entitled to receive payment of a dividend;

(j)	entitled to participate in a liquidation distribution; or

(k)	for any other purpose except the right to receive notice of or to vote at a meeting of shareholders,

but such record date shall not precede by more than fifty (50) days the particular action to be taken.

(2) The directors may by resolution also fix in advance the date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than sixty (60) days or by less than thirty (30) days the date on which the meeting is to be held.

(3) If no record date is fixed,

(a)	the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be

(i)	at the close of business on the day immediately preceding the day on which the notice is given; or

(ii)	if no notice is given, the day on which the meeting is held; and

(b)
the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote above or to vote shall be at the close of business on the day on which the directors pass the resolution relating thereto.

59.           Notice of Date. If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven days before the date so fixed,

(c)
by advertisement in a newspaper published or distributed in the place where the corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and

(d)	by written notice to each stock exchange in Canada on which the shares of the corporation are listed for trading.

60.           List of Shareholders Entitled to Notice. For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to be voted at the meeting held by each shareholder. If a record date for the meeting is fixed, such list shall be prepared as of such record date and not later than 10 days after such record date. If no record date is fixed, such list shall be prepared as of the close of business on the date immediately preceding the day on which the notice of the meeting is given and shall be prepared at such time. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained and at the meeting for which the list is prepared. Notwithstanding the foregoing, where no notice of meeting is given, such list shall be prepared as of the day on which the meeting is held and so that it is available at such meeting.

61.           Chairman and Secretary. The chairman of the board or, in the absence of the chairman, the president or, in the absence of the president, the vice-chairman or, in the absence of the vice-chairman, a vice-president shall be chairman of any meeting of shareholders and, if none of the said officers be present within 15 minutes after the time appointed for holding the meeting, the shareholders present entitled to vote shall choose another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders or proxyholders present shall choose one of their number to be chairman. The secretary of the Corporation shall act as secretary at any meeting of shareholders or, if the secretary of the Corporation be absent, the chairman of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairman with the consent of the meeting.

62.           Persons Entitled to be Present. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

63.           Right to Vote. At any meeting of shareholders every person who is named in the list referred to in Section 60 shall be entitled to vote the shares shown thereon opposite his name at the meeting to which the list relates.

64.           Voting. (1) Votes at meetings of the shareholders may be given either personally or by proxy. At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one (1) vote on a show of hands. Upon a poll at which he is entitled to vote, every shareholder present in person or by proxy shall (subject to the provisions, if any, of the articles) have one (1) vote for every share registered in his name.

(2) Voting at a meeting of shareholders shall be by show of hands except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting. A shareholder or proxyholder may demand a ballot either before or after any vote by show of hands. In case of an equality of votes the chairman of the meeting shall not have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder.

(3) At any meeting, unless a ballot is demanded, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

(4) On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require, or any shareholder or proxyholder entitled to vote at the meeting may demand, a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which the person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

(5) If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination it shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors it shall be taken in such manner and either at once or later at the meeting or at an adjourned meeting as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

(6) Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

(7) Where a person mortgages or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares unless, in the instrument creating the mortgage or hypothec, such person has expressly empowered the person holding the mortgage or hypothec to vote in respect of such shares, in which case, and subject to the articles, such holder or has proxy is the person entitled to vote in respect of the shares.

(8) Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

65.           Proxies. (1) A shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, none of whom are required to be a shareholder of the Corporation, which proxyholders shall have all the rights of the shareholder to attend and act at the meeting in the place and stead of the shareholder except to the extent limited by the proxy.

(2) An instrument appointing a proxy shall be in writing and shall be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, either under its seal or by an officer or attorney thereof, duly authorized. A proxy appointing a proxyholder to attend and act at a meeting of shareholders ceases to be valid one year from its date.

(3) Unless the Act requires another form, an instrument appointing a proxyholder may be in the following form:

"The undersigned shareholder of • hereby appoints • of • or failing him, • of • as the proxy of the undersigned to attend and act for and on behalf of the undersigned at the • meeting of the shareholders of the said corporation to be held on the • day of •, 20 • , and at any adjournment thereof to the same extent and with the same power and authority as if the undersigned were personally present at the said meeting or such adjournment thereof.

Dated the • day of •, 20•.

                                                                                                                                            __________________________
                                                                                                                                 Signature of Shareholder

NOTE:

This form of proxy must be signed by a shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, either under its seal or by an officer or attorney thereof duly authorized."

66.           Time for Deposit of Proxies. The directors may by resolution fix a time not exceeding 48 hours excluding non-business days, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting. A proxy may be used at the meeting only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it shall have been received by the secretary of the Corporation or by the chairman of the meeting or adjournment thereof prior to the time of voting.

67.           Votes to Govern. Except as otherwise required by the Act, all questions proposed for the consideration of shareholders at a meeting of shareholders shall be determined by the majority of the votes cast, whether by a show of hands or by ballot, as the case may be.

68.           Adjournment. (1) The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place. If a meeting of shareholders is adjourned for less than thirty (30) days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earlier meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting.

(2) Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present at the opening thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the opening of the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

69.           Quorum. (1) The holder or holders of fifteen (15%) percent of the shares entitled to vote present in person or represented by proxy shall constitute a quorum, irrespective of the numbers of persons actually present at the meeting.

(2) If a quorum is present at the opening of a meeting of shareholders, the shareholders present in person or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.

(3) If a quorum is not present at the time appointed for a meeting of shareholders, or within such reasonable time thereafter as the shareholders present may determine, the shareholders present in person or represented by proxy may adjourn the meeting to a fixed time and place but not transact any other business.

70.           Resolution in Lieu of Meeting. Except where a written statement is submitted by a director or where representations in writing are submitted by an auditor in accordance with the provisions of the Act, a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and a resolution in writing dealing with all matters required to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at such meeting, satisfies all the requirements of the Act relating to meetings of shareholders.

71.           Telephone Participation. A shareholder may participate in a meeting of shareholders or of a committee of shareholders by means of such telephone or other communication facilities that permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a shareholder participating in such a meeting by such means shall be deemed to be present at that meeting.

SECURITIES AND TRANSFERS

72.           Shares. Subject to the articles, and to the provisions of the Act, shares in the Corporation may be issued at such times and to such persons or classes of persons and for such consideration as the directors may determine.

73.           Options or Rights. Subject to the articles, and to the provisions of the Act, the board may from time to time issue or grant options to purchase or rights to acquire unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine.

74.           Commissions. The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

75.           Securities Records. The Corporation shall prepare and maintain, at its registered office or at any other place in Ontario designated by the board, a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

(a)           the names, alphabetically arranged, of each person who:

(i)
is or has been within six years registered as a shareholder of the Corporation, the address including without limitation, the street and number, if any, of every such person while a holder and the number and class of shares registered in the name of such holder;

(ii)
is or has been within six years registered as a holder of debt obligations of the Corporation, the address including, without limitation, the street and number, if any, of every such person while a holder and the class or series and principal amount of the debt obligations registered in the name of such holder; or

(iii)
is or has been within six years registered as a holder of warrants of the Corporation, other than warrants exercisable within one year from the date of issue, the address including, without limitation, the street and number, if any, of every such person while a registered holder and the class or series and number of warrants registered in the name of such holder; and

(b)           the date and particulars of the issue of each security and warrant.

76.           Register of Transfers. The Corporation shall cause to be kept a register of transfers in which all transfers of securities issued by the Corporation in registered form and the date and other particulars of each transfer shall be set out.

77.           Registration of Transfers. Subject to the Act, no transfer of a share shall be registered in a securities register except on presentation of the certificate representing such share with an endorsement which complies with the Act made on or delivered with it duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, on payment of all applicable taxes and any reasonable fees prescribed by the board, on compliance with the restrictions on issue, transfer or ownership authorized by the articles.

78.           Transfer Agents and Registrars. The board may from time to time, in respect of each class of securities issued by it, appoint one or more trustees, transfer or other agents to keep the securities register and the register of transfers and a registrar, trustee or agent to maintain a central securities register of issued security certificates and may appoint one or more persons or agents to keep branch registers, and, subject to the Act, one person may be appointed to keep the securities register, register of transfers and the records of issued security certificates. Such a person may be designated as transfer agent or registrar according to its functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

79.           Non-Recognition of Trusts. Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share and otherwise to exercise all the rights and powers of an owner of the share.

80.           Security Instruments. Every holder of one or more securities of the Corporation shall be entitled, at the holder's option, to a security certificate in respect of the securities held by that person or to a non-transferable written acknowledgement of that person's right to obtain a security certificate, stating the number and class or series of shares held by that person as shown on the securities register. Security certificates and acknowledgments of a shareholder's right to a security certificate, respectively, shall be in such form as the board may from time to time approve. Unless otherwise ordered by the board, security certificates shall be signed by any one of:

(a)	the chairman of the board, the president, the managing director, a vice-president or a director,

and any one of:

(b)	the secretary, treasurer, any assistant secretary or any assistant treasurer or a director,

and need not be under corporate seal. Signatures of signing officers may be printed or mechanically reproduced in facsimile upon security certificates and every such facsimile shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation; provided that at least one director or officer of the Corporation shall manually sign each certificate (other than a scrip certificate or a certificate representing a fractional share or a warrant or a promissory note that is not issued under a trust indenture) in the absence of a manual signature thereon of a duly appointed transfer agent, registrar, branch transfer agent or issuing or other authenticating agent of the Corporation or trustee who certifies it in accordance with a trust indenture. A security certificate executed as aforesaid shall be valid notwithstanding that an officer whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

81.           Replacement of Security Certificates. (1) Subject to the provisions of the Act, the board or any officer or agent designated by the board may in the discretion of the board or that person direct the issue of a new security certificate in lieu of and upon cancellation of a security certificate claimed to have been lost, apparently destroyed or wrongfully taken on payment of such fee, prescribed by or in accordance with the Act, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

(2) Joint Shareholders. If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect of that share and delivery of such certificate to one of those persons shall be sufficient delivery to all of them. Any one of those persons may give effectual receipts for the certificate issued in respect of it or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of that share.

(3) Deceased Shareholders. In the event of the death of a holder or of one of the joint holders of any share, the Corporation shall not be required to make any entry in the securities register in respect of the death or to make any dividend or other payments in respect of the share except on production of all such documents as may be required by law and on compliance with the reasonable requirements of the Corporation and its transfer agents.

82.           Certificates. The certificates (and the form of stock transfer power on the reverse side thereof) shall be in such form as the directors may from time to time by resolution determine.

Such certificates shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, and any additional signatures required on a share certificate may be printed or otherwise mechanically reproduced thereon. If a share certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the share certificate notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the share certificate is as valid as if he were a director or an officer at the date of its issue.

83.           Surrender of Share Certificates. Subject to the provisions of the Securities Transfer Act, 2006, no transfer of a share issued by the Corporation shall be recorded or registered unless and until either (i) the certificate representing the share to be transferred has been surrendered and cancelled or, (ii) if no certificate has been issued by the Corporation in respect of such share, a duly executed share transfer power in respect thereof has been presented for registration.

84.           Defaced, Destroyed, Stolen or Lost Certificates. If the defacement, destruction or apparent destruction, theft, or other wrongful taking or loss of a share certificate is reported by the owner thereof to the Corporation or to a registrar, branch registrar, transfer agent or branch transfer agent of the Corporation (hereinafter, in this paragraph, called the "Corporation's transfer agent") and such owner gives to the Corporation or the Corporation's transfer agent a written statement verified by oath or statutory declaration as to the defacement, destruction or apparent destruction, theft, or other wrongful taking or loss and the circumstances concerning the same, a request for the issuance of a new certificate to replace the one so defaced, destroyed, wrongfully taken or lost and a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by the chairman of the board, the president, a vice-president, the secretary or the treasurer of the Corporation, indemnifying the Corporation (and time Corporation's transfer agent, if any), against all loss, damage or expense, which the Corporation and/or the Corporation's transfer agent may softer or be liable for by reason of the issuance of a new certificate to such shareholder, a new certificate may be issued in replacement of the one defaced, destroyed or apparently destroyed, stolen or otherwise wrongfully taken or lost, if such issuance is ordered and authorized by any one of the chairman of the board, the president, a vice-president, the secretary or the treasurer of the Corporation or by resolution of the directors.

DIVIDENDS

85.           Declaration and Payment of Dividends. (1) Subject to the following subparagraph (2), the directors may from time to time by resolution declare, and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the articles, Dividends may be paid in money or property or by issuing fully paid shares or options or rights to acquire fully paid shares of the Corporation.

(2) The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)	the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

(b)	the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

(3) Subject to section 38 of the Act, the Corporation may pay a dividend in property or by issuing fully paid shares of the Corporation.

86.           Dividend Cheques. A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address recorded in the Corporation's securities register, unless in each case such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and, if more than one address is recorded in the Corporation's security register in respect of such joint holding, the cheque shall be mailed to the first address so appearing. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

87.           Non-receipt or Loss of Cheques. In the event of non-receipt or loss of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

88.           Unclaimed Dividend. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

89.           Receipt of Dividends by Joint Holders. In case two or more persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments on redemption of securities (if any) subject to redemption in respect of such securities.

VOTING SECURITIES IN OTHER BODIES CORPORATE

90.           All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICE

91.           Service. Subject to the provisions of the articles, any notice, communication or document ("Notice") to be given or sent pursuant to the Act, the articles, the by-laws or otherwise to or on a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given or sent if given or sent by prepaid mail, prepaid transmitted or recorded communication, or delivered personally to such person's latest address as shown on the securities register of the Corporation or, in the case of a director, if more current, the address as shown in the most recent notice filed under the Corporations Information Act (Ontario). A Notice shall be deemed to have been received on the date when it is delivered personally, or on the fifth day after mailing, or on the date of dispatch of a transmitted or recorded communication. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.

92.           Shares registered in more than one name. All notices or other documents required to be sent to a shareholder by the Act, the regulations under the Act, the articles or the by-laws of the Corporation shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

93.           Persons becoming entitled by operation of law. Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to his name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom he derives his title to such shares.

94.           Deceased Shareholder. Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his death, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on his heirs, executors or administrators and all persons (if any) interested with him in such shares.

95.           Signatures to Notices. The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

96.           Computation of Time. Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day of service or posting of the notice shall, unless it is otherwise provided, be counted in such number of days or other period and such notice shall be deemed to have been given or sent on the day of service or posting.

97.           Proof of Service. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of  an agent of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other documents to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

98.           Undelivered Notice. If any notice given or sent to a shareholder pursuant to Section 91 is returned on three consecutive occasions because the person cannot be found, the Corporation shall not be required to give or send any further notice to such shareholder until the Corporation is informed in writing of the new address for such person.

99.           Omissions and Errors. The accidental omission to give or send any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

100.         Waiver of Notice. Any shareholder (or shareholder's duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive the giving or sending of any notice, or waive or abridge the time for any notice required to be given to that person under any provision of the Act, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or sending or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner. Attendance of a director at a meeting of directors or of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of the meeting except where such director, shareholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

CHEQUES, DRAFTS, NOTES, ETC.

101.         All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors may from time to time designate by resolution.

CUSTODY OF SECURITIES

102.         (1) All securities (including warrants) owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

(2) All securities (including warrants) belonging to the Corporation may be issued and/ held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall he endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

AUDITOR

103.           At each annual meeting of the shareholders of the Corporation an auditor may be appointed for the purpose of auditing and verifying the accounts of the Corporation for the then current year and his report shall be submitted at the next annual meeting of the shareholders. The auditor shall not be a director or an officer of the Corporation. Unless fixed by the meeting of shareholders at which he is appointed, the remuneration of the auditor shall be determined from time to time by the directors.

FISCAL YEAR

104.           The fiscal period of the Corporation shall terminate on such day in each year as the directors may from time to time by resolution determine.

*************************

AMENDED AND RESTATED by the board of directors of the Corporation on the 18th day of March, 2009.  WITNESS the corporate seal of the Corporation.

                                                                                                                                                                ______________________________
                                                       Secretary

Exhibit B

JAGUAR MINING INC.

BOARD MANDATE

History of the Board Mandate

Adopted by the Board of Directors:                                                                                 November 7, 2006

Purpose of the Board

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of the Company.  The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Company and the underlying value of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency.  The best interests of the Company must be paramount at all times.

Mandate

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company.  The Board discharges its responsibilities both directly and through its committees, the Audit Committee, the Corporate Governance Committee, the Compensation Committee, and the Health, Safety and Environmental Committee.  In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature.  The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives.  Other principal duties include, but are not limited to, the following categories:

A.           Appointment of Management

1.
The Board is responsible for approving the appointment of the Chief Executive Officer and the other officers of the Company and reviewing the performance of the executive officers.  The Board responds to recommendations of the Compensation Committee concerning  the compensation of the Chief Executive Officer and the other executive officers of the Company and approves their compensation.

2.
The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits.  Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.

3.
The Board oversees that succession planning programs are in place, including programs to train and develop management.  The Board is responsible for approving management’s succession plans for the Chief Executive Officer and the other officers of the Company.

B.           Board Organization

1.
The Board will respond to recommendations received from the Corporate Governance Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

2.
The Board may delegate to Board committees matters the Board is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, human resources, safety,  environmental and other matters, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

C.	Strategic Planning

1.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission and goals of the Company.

2.	The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

3.	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

4.	The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view to maximizing value for shareholders.

D.	Monitoring of Financial Performance and Other Financial Reporting Matters

1.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

2.	The Board is responsible for:

(a)
adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise its direction to management in light of changing circumstances affecting the Company; and

(b)	taking action when Company performance falls short of its goals, or when other special circumstances warrant.

3.
The Board is responsible for approving the annual audited financial statements, the interim financial statements, and the notes and Management’s Discussion and Analysis accompanying such financial statements.

4.
The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, the issuance, purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

E.	Risk Management

The Board is responsible for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

F.	Environmental Oversight

The Board is responsible for ensuring the implementation of appropriate environmental stewardship and health and safety management systems, that are sufficient within the terms and practices of the mining industry, to ensure compliance with applicable laws and Company policies.

G.	Policies and Procedures

1.	The Board is responsible for:

(a)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and

(b)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

2.	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

H.	Communications and Reporting

1.
The Board has approved and will revise from time to time as circumstances warrant a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

2.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Company’s implementation of systems to accommodate feedback from shareholders.